Thai Farmers Bank
Public Company Limited

Tida Samalapa
Executive Vice President

02049648

12g3-2(b) File No.82-4922

Ref No. CN. 313/2002

August 26, 2002

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

RECD S.E.C.
AUG 2 9 2002
1086

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

PROCESSED
SEP 0 6 2002
THOMSON
FINANCIAL

1 Thai Farmers Lane, Ratburana Road, Bangkok 10140, Thailand. Tel. +66 (2) 470-1122, 470-1199 Fax. +66 (2) 470-2749 Registration No.PCL. 105

kpmg

KPMG Audit (Thailand) Limited
บริษัท เคพีเอ็มจี ออดิท (ประเทศไทย) จำกัด

G.P.O. BOX 2685
Bangkok 10500
Thailand

21st –22nd Floor, Empire Tower
195 South Sathorn Road, Yannawa
Sathorn, Bangkok 10120
Thailand

Telephone: 66 (2) 677 2000
Telefax: 66 (2) 677 2222

Auditor's Report and Auditor's Review Report

To the Shareholders of Thai Farmers Bank Public Company Limited :

Auditor's Report

I have audited the accompanying consolidated balance sheet of Thai Farmers Bank Public Company Limited and subsidiaries as at June 30, 2002 and the consolidated statements of income, changes in shareholders' equity and cash flows for the six-month period then ended and the separate financial statements of Thai Farmers Bank Public Company Limited for the same period. The Bank's management are responsible for the correctness and completeness of the information presented in these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

The consolidated financial statements of Thai Farmers Bank Public Company Limited and subsidiaries for the year ended December 31, 2001, and the separate financial statements of Thai Farmers Bank Public Company Limited for the year then ended were audited by another auditor in the same office, whose report dated February 12, 2002, expressed an unqualified opinion on those statements. The accompanying consolidated balance sheet of the Bank and subsidiaries as at December 31, 2001 and the separate balance sheet of the Bank as at the same date, which have been presented for comparatives, are parts of the aforementioned financial statements. In addition, the consolidated financial statements of the Bank and subsidiaries for the six-month period ended June 30, 2001 and the separated financial statements of the Bank for the same period were audited by another auditor in the same office, whose report dated August 3, 2001, expressed an unqualified opinion on those statements. The consolidated statements of income, changes in shareholders' equity and cash flows of the Bank and subsidiaries for the six-month period ended June 30, 2001, and the separate financial statements of the Bank for the same period, which have been presented for comparatives, are parts of the aforementioned financial statements.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

I draw attention to Note 2.3 to the financial statements. The operations of Thai Farmers Bank Public Company Limited and its subsidiaries may continue to be affected by the economic conditions in Thailand and the Asia Pacific Region in general.

Supot Singhasaneh
Certified Public Accountant
Registration Number 2826

KPMG Audit (Thailand) Limited
Bangkok, August 14, 2002

kpmg

FINANCIAL STATEMENTS AND AUDITOR'S REPORT
AND AUDITOR'S REVIEW REPORT
THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
JUNE 30, 2002

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated		The Bank	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
	Baht	Baht	Baht	Baht
ASSETS				
Cash	10,413,818,516.10	12,142,514,381.88	10,413,742,114.85	12,142,412,381.88
Interbank and money market items (Note 4.2)				
Domestic items				
Interest bearing	580,494,006.90	894,582,240.37	443,539,156.42	384,741,067.08
Non-interest bearing	4,623,448,877.80	3,294,828,518.77	4,624,666,731.42	3,295,628,283.39
Foreign items				
Interest bearing	154,278,198,508.69	160,119,894,180.23	154,278,198,508.69	160,119,894,180.23
Non-interest bearing	347,509,223.16	795,575,901.47	347,509,223.16	795,575,901.47
Total Interbank and Money Market Items - net	*159,829,650,616.55*	*165,104,880,840.84*	*159,693,913,619.69*	*164,595,839,432.17*
Securities purchased under resale agreements (Note 4.3)	17,200,000,000.00	3,700,000,000.00	17,200,000,000.00	3,700,000,000.00
Investments (Notes 3.4, 4.4 and 4.26)				
Current investments - net	55,069,245,299.44	28,348,351,515.23	54,815,180,400.00	28,348,351,515.23
Long-term investments - net	77,828,554,669.68	93,325,287,653.71	62,507,586,073.72	76,939,249,759.26
Investments in subsidiaries and associated companies - net	1,465,319,114.87	1,427,040,248.88	8,569,661,898.38	8,177,701,409.57
Total Investments - net	134,363,119,083.99	123,100,679,417.82	125,892,428,372.10	113,465,302,684.06
Loans and accrued interest receivables (Note 4.5)				
Loans (Notes 3.5, 3.7 and 4.6)	467,687,556,248.73	476,486,785,486.16	458,739,769,560.31	466,139,990,926.36
Accrued interest receivables	3,530,025,790.05	4,072,508,087.87	1,922,143,042.08	2,102,811,356.90
Total Loans and Accrued Interest Receivables	471,217,582,038.78	480,559,293,574.03	460,661,912,602.39	468,242,802,283.26
Less Allowance for doubtful accounts (Notes 3.6 and 4.7)	(51,037,133,491.67)	(51,325,609,745.87)	(27,617,945,436.43)	(25,000,767,287.90)
Less Revaluation allowance for debt restructuring (Notes 3.7 and 4.8)	(2,865,286,758.63)	(3,781,442,526.14)	(2,741,238,342.16)	(3,699,383,728.95)
Less Normalized provisioning (Notes 3.8 and 4.9)	(400,000,000.00)	-	(400,000,000.00)	-
Total Loans and Accrued Interest Receivables - net	416,915,161,788.48	425,452,241,302.02	429,902,728,823.80	439,542,651,266.41
Properties foreclosed - net (Notes 3.9 and 4.10)	14,823,661,013.96	14,852,450,152.14	11,328,829,806.58	11,634,406,639.66
Customers' liability under acceptances	607,584,274.35	611,508,834.65	607,584,274.35	611,508,834.65
Premises and equipment - net (Notes 3.10 and 4.12)	22,673,747,562.48	22,773,350,414.02	22,084,503,041.23	22,173,325,797.06
Deferred tax assets (Notes 3.11 and 4.13)	14,724,142.02	15,146,312.33	-	-
Accrued income receivables	2,016,638,357.19	1,855,689,941.26	1,967,501,698.38	1,792,916,047.32
Forward exchange contract revaluation	6,490,664,058.73	1,893,942,551.54	6,490,664,058.73	1,893,942,551.54
Other assets - net (Note 3.16)	2,407,593,315.52	3,096,570,669.97	2,175,073,444.84	2,833,088,908.13
Total Assets	787,756,362,729.37	774,598,974,818.47	787,756,969,254.55	774,385,394,542.88

Pol.Gen. Pow Sarasin
Vice Chairman

Banthoon Lamsam
President

See notes to financial statements

BALANCE SHEETS

	Consolidated		The Bank	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
	Baht	Baht	Baht	Baht
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits (Note 4.14)				
Deposits in baht	675,567,955,398.20	660,609,489,513.55	676,075,295,967.14	660,923,281,920.61
Deposits in foreign currencies	3,291,797,183.09	3,922,242,010.82	3,291,797,183.09	3,922,242,010.82
Total Deposits	678,859,752,581.29	664,531,731,524.37	679,367,093,150.23	664,845,523,931.43
Interbank and money market items (Note 4.15)				
Domestic items				
Interest bearing	2,890,171,942.44	4,234,769,969.99	2,890,171,942.44	4,243,512,217.37
Non-interest bearing	1,249,845,416.59	1,373,841,745.94	1,253,800,496.07	1,373,841,745.94
Foreign items				
Interest bearing	5,385,992,121.84	8,034,680,034.75	5,385,992,121.84	8,034,680,034.75
Non-interest bearing	147,670,653.15	179,307,683.26	147,670,653.15	179,307,683.26
Total Interbank and Money Market Items	9,673,680,134.02	13,822,599,433.94	9,677,635,213.50	13,831,341,681.32
Liability payable on demand	2,681,925,632.73	3,455,518,602.37	2,681,925,632.73	3,455,518,602.37
Securities sold under repurchase agreements (Note 4.16)	10,000,000.00	-	10,000,000.00	-
Borrowings				
Long-term borrowings (Notes 4.17, 4.18 and 4.19)	48,219,810,920.63	48,747,607,946.39	48,219,810,920.63	48,747,607,946.39
Total Borrowings	48,219,810,920.63	48,747,607,946.39	48,219,810,920.63	48,747,607,946.39
Bank's liability under acceptances	607,584,274.35	611,508,834.65	607,584,274.35	611,508,834.65
Deferred tax liabilities (Notes 3.11 and 4.13)	3,629,417,000.90	3,738,463,537.34	3,629,417,000.90	3,738,463,537.34
Forward exchange contract revaluation	762,244,562.54	351,274,404.98	762,244,562.54	351,274,404.98
Accrued interest payables	3,553,667,325.02	3,685,151,716.33	3,553,667,325.02	3,685,151,716.33
Other liabilities	8,482,100,173.15	8,214,886,716.06	8,331,901,583.00	8,047,460,752.80
Total Liabilities	756,480,182,604.63	747,158,742,716.43	756,841,279,662.90	747,313,851,407.61

See notes to financial statements

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated		The Bank	
	June 30, 2002 Baht	December 31, 2001 Baht	June 30, 2002 Baht	December 31, 2001 Baht
Shareholders' equity				
Share capital				
Authorized share capital				
547,345 class A preferred shares, Baht 10 par value	5,473,450.00	5,473,450.00	5,473,450.00	5,473,450.00
2,689,547,345 ordinary shares, Baht 10 par value	26,895,473,450.00	26,895,473,450.00	26,895,473,450.00	26,895,473,450.00
Issued and fully paid-up share capital				
547,345 class A preferred shares, Baht 10 par value	5,473,450.00	5,473,450.00	5,473,450.00	5,473,450.00
2,352,547,372 ordinary shares, Baht 10 par value	23,525,473,720.00	23,525,473,720.00	23,525,473,720.00	23,525,473,720.00
Warrants and premium on warrants (Note 4.18)	2,520,432,919.21	2,520,432,919.21	2,520,432,919.21	2,520,432,919.21
Premium on expired warrants (Note 4.18)	2,999,999,280.00	2,999,999,280.00	2,999,999,280.00	2,999,999,280.00
Premium on share capital				
Premium on preferred shares (Note 4.19)	27,367,250.00	27,367,250.00	27,367,250.00	27,367,250.00
Premium on ordinary shares	49,478,139,190.49	49,478,139,190.49	49,478,139,190.49	49,478,139,190.49
Appraisal surplus (Notes 3.10 and 4.12)	6,429,928,047.86	6,515,961,788.31	6,429,928,047.86	6,515,961,788.31
Revaluation surplus (deficit) on investments (Notes 3.4 and 4.4)	1,482,992,474.64	1,524,876,722.23	1,482,992,474.64	1,524,876,722.23
Retained earnings (deficit)				
Appropriated				
Legal reserve (Note 4.21)	800,000,000.00	800,000,000.00	800,000,000.00	800,000,000.00
Other reserves (Note 4.22)	26,675,300,000.00	26,675,300,000.00	26,675,300,000.00	26,675,300,000.00
Unappropriated (deficit)	(83,029,416,740.55)	(87,001,481,184.97)	(83,029,416,740.55)	(87,001,481,184.97)
	30,915,689,591.65	27,071,543,135.27	30,915,689,591.65	27,071,543,135.27
Minority interests	360,490,533.09	368,688,966.77	-	-
Total Shareholders' Equity	31,276,180,124.74	27,440,232,102.04	30,915,689,591.65	27,071,543,135.27
Total Liabilities and Shareholders' Equity	787,756,362,729.37	774,598,974,818.47	787,756,969,254.55	774,385,394,542.88
Off-balance sheet items - contingencies (Note 4.27)				
Aval to bills and guarantees of loans	7,471,867,559.90	9,088,207,059.49	7,471,867,559.90	9,088,207,059.49
Liability under unmatured import bills	2,947,499,666.31	2,780,944,889.20	2,947,499,666.31	2,780,944,889.20
Letters of credit	6,976,114,401.67	6,529,421,619.69	6,976,114,401.67	6,529,421,619.69
Other contingencies	446,342,612,445.05	367,471,433,655.06	446,342,612,445.05	367,471,433,655.06

See notes to financial statements

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

(Unaudited)

	Consolidated		The Bank	
	2002	2001	2002	2001
	Baht	Baht	Baht	Baht
Interest and dividend income (Notes 3.2 and 3.4)				
Loans	6,294,035,212.88	7,038,865,363.13	6,090,168,998.48	7,019,330,840.68
Interbank and money market items	939,648,687.57	1,262,026,265.90	940,659,442.41	1,260,360,610.60
Investments	1,432,909,657.96	1,482,263,223.64	1,202,009,706.69	1,252,412,182.72
Total Interest and Dividend Income	8,666,593,558.41	9,783,154,852.67	8,232,838,147.58	9,532,103,634.00
Interest expense (Note 3.3)				
Deposits	3,047,455,971.58	3,611,570,002.82	3,047,455,971.58	3,611,570,002.82
Interbank and money market items	73,840,784.26	280,712,815.54	75,287,297.46	280,712,815.54
Short-term borrowings	-	184,648,972.48	-	184,648,972.48
Long-term borrowings	1,276,093,298.98	1,255,935,869.71	1,276,093,298.98	1,255,935,869.71
Total Interest Expense	4,397,390,054.82	5,332,867,660.55	4,398,836,568.02	5,332,867,660.55
Net income from interest and dividend	4,269,203,503.59	4,450,287,192.12	3,834,001,579.56	4,199,235,973.45
Bad debt and doubtful accounts (reversal) (Notes 3.6 and 4.23)	307,940,166.91	(526,525,923.48)	319,200,726.17	(517,084,740.23)
Loss on debt restructuring (reversal) (Notes 3.7 and 4.24)	(212,069,266.93)	594,774,145.05	(319,200,726.17)	517,084,740.23
Normalized provisions (Notes 3.8 and 4.9)	400,000,000.00	-	400,000,000.00	-
Net income from interest and dividend after bad debt and doubtful accounts, loss on debt restructuring and normalized provisions	3,773,332,603.61	4,382,038,970.55	3,434,001,579.56	4,199,235,973.45
Non-interest income				
Gain on investments (Notes 3.4 and 4.4)	694,304,806.83	195,392,985.81	159,221,951.86	94,560,224.46
Share of profit (loss) from investments on equity method (Note 3.4)	25,537,795.85	(8,124,528.36)	601,432,882.80	(110,216,324.22)
Fees and service income				
Acceptances, aval and guarantees	143,547,302.43	214,457,892.12	143,547,302.43	214,457,892.12
Others	1,388,068,205.00	1,397,639,256.46	1,260,793,513.60	1,244,681,009.40
Gain on exchanges (Note 3.12)	359,610,194.03	258,317,664.37	359,610,194.03	258,317,664.37
Other income	144,791,488.64	157,043,527.10	140,877,396.18	154,226,344.02
Total Non-interest Income	2,755,859,792.78	2,214,726,797.50	2,665,483,240.90	1,856,026,810.15
Non-interest expenses				
Personnel expenses	1,325,496,110.17	2,326,822,674.59	1,287,174,842.55	2,298,597,772.68
Premises and equipment expenses (Notes 3.10 and 4.12)	1,008,525,081.95	894,493,505.03	991,255,803.05	876,424,556.01
Taxes and duties	449,059,799.23	348,525,194.90	436,103,600.65	335,436,697.98
Fees and service expenses	522,207,191.38	582,482,136.73	345,833,848.67	403,387,284.68
Directors' remuneration	13,178,739.23	7,848,023.47	11,848,739.23	6,820,057.46
Loss (reversal) on impairment of properties foreclosed (Note 3.9)	(22,683,115.39)	1,264,630,563.38	(99,257,664.33)	1,019,518,387.49
Loss (reversal) on impairment of other assets	17,088,585.38	21,054,391.12	(15,060,674.08)	(26,991,837.25)
Contributions to Financial Institutions Development Fund	676,402,565.49	657,924,443.47	676,402,565.49	657,924,443.47
Other expenses	633,043,308.19	288,240,649.65	580,082,576.43	322,982,646.50
Total Non-interest Expenses	4,622,318,265.63	6,392,021,582.34	4,214,383,637.66	5,894,100,009.02
Income before income tax	1,906,874,130.76	204,744,185.71	1,885,101,182.80	161,162,774.58
Income tax expense (Notes 3.11 and 4.25)	(21,137,649.17)	58,574,466.68	(34,352,072.19)	50,403,067.69
Net income before minority interests	1,928,011,779.93	146,169,719.03	1,919,453,254.99	110,759,706.89
Minority interests in net income	(8,558,524.94)	(35,410,015.14)	-	-
Net income	1,919,453,254.99	110,759,703.89	1,919,453,254.99	110,759,706.89
Basic earnings per share (Note 3.17)	0.82	0.05	0.82	0.05
Number of the weighted average number of ordinary shares (shares)	2,352,547,372.00	2,352,547,372.00	2,352,547,372.00	2,352,547,372.00

Pol.Gen. Pow Sarasin
Vice Chairman

Banthoon Lamsam
President

See notes to financial statements

STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

	Consolidated		The Bank	
	2002	2001	2002	2001
	Baht	Baht	Baht	Baht
Interest and dividend income (Notes 3.2 and 3.4)				
Loans	12,805,822,815.00	14,347,495,371.94	12,457,529,322.99	14,360,716,388.64
Interbank and money market items	2,007,652,641.42	2,610,190,449.99	2,005,973,165.45	2,606,881,155.84
Investments	3,068,744,697.28	2,862,790,327.40	2,432,411,954.31	2,423,914,675.99
Total Interest and Dividend Income	17,882,220,153.70	19,820,476,149.33	16,895,914,442.75	19,391,512,220.47
Interest expense (Note 3.3)				
Deposits	6,262,185,654.61	7,593,471,020.56	6,262,185,654.61	7,593,471,020.56
Interbank and money market items	193,648,570.88	562,110,413.03	193,648,570.88	562,110,413.03
Short-term borrowings	-	367,268,835.49	-	367,268,835.49
Long-term borrowings	2,556,229,509.58	2,582,807,831.77	2,556,229,509.58	2,582,807,831.77
Total Interest Expense	9,012,063,735.07	11,105,658,100.85	9,012,063,735.07	11,105,658,100.85
Net income from interest and dividend	8,870,156,418.63	8,714,818,048.48	7,883,850,707.68	8,285,854,119.62
Bad debt and doubtful accounts (reversal) (Notes 3.6 and 4.23)	(917,693,072.74)	(1,519,013,363.07)	(875,911,152.95)	(1,869,572,179.82)
Loss on debt restructuring (Notes 3.7 and 4.24)	1,262,298,083.12	2,000,173,848.72	875,911,152.95	1,869,572,179.82
Normalized provisions (Notes 3.8 and 4.9)	400,000,000.00	-	400,000,000.00	-
Net income from interest and dividend after bad debt and doubtful accounts, loss on debt restructuring and normalized provisions	8,125,551,408.25	8,233,657,562.83	7,483,850,707.68	8,285,854,119.62
Non-interest income				
Gain on investments (Notes 3.4 and 4.4)	971,018,140.13	1,071,813,597.64	714,569,332.30	1,171,494,987.64
Share of profit (loss) from investments on equity method (Note 3.4)	21,603,909.95	30,514,894.07	431,755,465.17	(723,439,019.21)
Fees and service income				
Acceptances, aval and guarantees	290,953,436.52	472,652,404.76	290,953,436.52	472,652,404.76
Others	2,860,157,174.86	2,865,544,350.95	2,609,362,409.20	2,678,341,878.23
Gain on exchanges (Note 3.12)	561,224,704.22	624,368,173.36	561,224,704.22	624,368,173.36
Other income	304,792,203.07	293,886,963.53	288,332,347.49	291,012,420.19
Total Non-interest Income	5,009,749,568.75	5,358,780,384.31	4,896,197,694.90	4,514,430,844.97
Non-interest expenses				
Personnel expenses	2,639,168,191.12	4,529,640,832.54	2,562,556,877.51	4,474,813,423.17
Premises and equipment expenses (Notes 3.10 and 4.12)	1,795,623,059.75	1,728,606,377.98	1,760,065,511.58	1,689,616,495.85
Taxes and duties	877,524,064.72	702,030,376.51	856,282,275.79	678,586,034.26
Fees and service expenses	1,022,677,358.88	1,012,615,602.82	692,584,937.86	691,251,454.88
Directors' remuneration	22,385,145.72	14,576,567.60	18,722,645.72	13,271,043.00
Loss (reversal) on impairment of properties foreclosed (Note 3.9)	(23,087,178.79)	2,863,157,236.47	(101,607,067.75)	2,665,799,497.99
Loss (reversal) on impairment of other assets	83,582,993.52	89,688,470.65	(484,064.77)	41,642,242.28
Contributions to Financial Institutions Development Fund	1,352,805,130.98	1,315,848,886.96	1,352,805,130.98	1,315,848,886.96
Other expenses	1,530,684,560.60	1,065,680,396.63	1,443,019,882.37	992,242,019.91
Total Non-interest Expenses	9,301,363,326.50	13,321,844,748.16	8,583,946,129.29	12,563,071,098.30
Income before income tax	3,833,937,650.50	270,593,198.98	3,796,102,273.29	237,213,866.29
Income tax expense (Notes 3.11 and 4.25)	(21,397,590.87)	93,151,480.83	(46,045,654.71)	67,786,831.72
Net income before minority interests	3,855,335,241.37	177,441,718.15	3,842,147,928.00	169,427,034.57
Minority interests in net income	(13,187,313.37)	(8,014,683.58)	-	-
Net income	3,842,147,928.00	169,427,034.57	3,842,147,928.00	169,427,034.57
Basic earnings per share (Note 3.17)	1.63	0.07	1.63	0.07
Number of the weighted average number of ordinary shares (shares)	2,352,547,372.00	2,352,547,372.00	2,352,547,372.00	2,352,547,372.00

Pol.Gen. Pow Sarasin
Vice Chairman

Banthoon Lamsam
President

See notes to financial statements

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

	Consolidated							
	Issued and Fully Paid-up Share Capital	Warrants	*Premium on* Share Capital	*Appraisal* Surplus	*Revaluation Surplus* (Deficit) on Investments	*Deficit*	*Minority* Interests	*Total*
	Baht	Baht	Baht	Baht	Baht	Baht	Baht	Baht
Beginning balance as at December 31, 2000	23,530,947,170.00	5,520,432,199.21	49,505,506,440.49	6,630,468,050.42	1,090,619,354.98	(60,698,211,823.92)	240,267,304.29	25,820,028,695.47
Appraisal surplus	-	-	-	(57,924,839.32)	-	82,749,770.46	-	24,824,931.14
Revaluation surplus (deficit) on investments	-	-	-	-	(863,341,930.42)	-	-	(863,341,930.42)
Net gain (loss) not recognised in the statement of income	-	-	-	(57,924,839.32)	(863,341,930.42)	82,749,770.46	-	(838,516,999.28)
Net income	-	-	-	-	-	169,427,034.57	-	169,427,034.57
Minority interests	-	-	-	-	-	-	106,977,834.01	106,977,834.01
Ending balance as at June 30, 2001	*23,530,947,170.00*	*5,520,432,199.21*	*49,505,506,440.49*	*6,572,543,211.10*	*227,277,424.56*	*(60,446,035,018.89)*	*347,245,138.30*	*25,257,916,564.77*
Beginning balance as at December 31, 2001	23,530,947,170.00	5,520,432,199.21	49,505,506,440.49	6,515,961,788.31	1,524,876,722.23	(59,526,181,184.97)	368,688,966.77	27,440,232,102.04
Appraisal surplus	-	-	-	(86,033,740.45)	-	129,916,516.42	-	43,882,775.97
Revaluation surplus (deficit) on investments	-	-	-	-	(41,884,247.59)	-	-	(41,884,247.59)
Net gain (loss) not recognised in the statement of income	-	-	-	(86,033,740.45)	(41,884,247.59)	129,916,516.42	-	1,998,528.38
Net income	-	-	-	-	-	3,842,147,928.00	-	3,842,147,928.00
Minority interests	-	-	-	-	-	-	(8,198,433.68)	(8,198,433.68)
Ending balance as at June 30, 2002	23,530,947,170.00	5,520,432,199.21	49,505,506,440.49	6,429,928,047.86	1,482,992,474.64	(55,554,116,740.55)	360,490,533.09	31,276,180,124.74

See notes to financial statements

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGE IN SHAREHOLDERS' EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

	The Bank						
	Issued and Fully Paid-up Share Capital	Warrants	Premium on Share Capital	Appraisal Surplus	Revaluation Surplus (Deficit) on Investments	Deficit	Total
	Baht	Baht	Baht	Baht	Baht	Baht	Baht
Beginning balance as at December 31, 2000	23,530,947,170.00	5,520,432,199.21	49,505,506,440.49	6,630,468,050.42	1,090,619,354.98	(60,698,211,823.92)	25,579,761,391.18
Appraisal surplus	-	-	-	(57,924,839.32)	-	82,749,770.46	24,824,931.14
Revaluation surplus (deficit) on investments	-	-	-	-	(863,341,930.42)	-	(863,341,930.42)
Net gain (loss) not recognised in the statement of income	-	-	-	(57,924,839.32)	(863,341,930.42)	82,749,770.46	(838,516,999.28)
Net income	-	-	-	-	-	169,427,034.57	169,427,034.57
Ending balance as at June 30, 2001	23,530,947,170.00	5,520,432,199.21	49,505,506,440.49	6,572,543,211.10	227,277,424.56	(60,446,035,018.89)	24,910,671,426.47
Beginning balance as at December 31, 2001	23,530,947,170.00	5,520,432,199.21	49,505,506,440.49	6,515,961,788.31	1,524,876,722.23	(59,526,181,184.97)	27,071,543,135.27
Appraisal surplus	-	-	-	(86,033,740.45)	-	129,916,516.42	43,882,775.97
Revaluation surplus (deficit) on investments	-	-	-	-	(41,884,247.59)	-	(41,884,247.59)
Net gain (loss) not recognised in the statement of income	-	-	-	(86,033,740.45)	(41,884,247.59)	129,916,516.42	1,998,528.38
Net income	-	-	-	-	-	3,842,147,928.00	3,842,147,928.00
Ending balance as at June 30, 2002	23,530,947,170.00	5,520,432,199.21	49,505,506,440.49	6,429,928,047.86	1,482,992,474.64	(55,554,116,740.55)	30,915,689,591.65

See notes to financial statements

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

	Consolidated		The Bank	
	2002	2001	2002	2001
	Baht	Baht	Baht	Baht
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	3,842,147,928.00	169,427,034.57	3,842,147,928.00	169,427,034.57
Add(Less) Adjustments to reconcile net income to net				
cash from operating activities				
Depreciation and amortization	850,803,453.08	837,032,728.15	834,604,499.65	820,851,847.76
Bad debt and doubtful accounts (reversal)	(917,693,072.74)	(1,519,013,363.07)	(875,911,152.95)	(1,869,572,179.82)
Loss on debt restructuring	1,262,298,083.12	2,000,173,848.72	875,911,152.95	1,869,572,179.82
Normalized provisions	400,000,000.00	-	400,000,000.00	-
Interest income from amortization of revaluation				
allowance for debt restructuring	(358,951,617.20)	(614,697,046.73)	(250,014,081.65)	(614,697,046.73)
Interest income from amortization of revaluation				
allowance for investments in receivables	(34,734,697.50)	-	-	-
Loss on revaluation of investments	3,537,888.69	173,900,672.80	3,537,888.69	173,900,672.80
Loss (reversal) on impairment of investments	301,187,316.08	(351,852,949.62)	(117,671,589.82)	(451,534,339.62)
Amortization of excess of fair value of assets acquired				
over cost of investment in subsidiary	(6,268,496.54)	(6,268,496.54)	-	-
Gain on disposal of securities for investments	(1,320,784,560.00)	(808,670,894.33)	(645,476,846.27)	(808,670,894.33)
Amortization of premium and discount on debt instruments	457,534,726.32	(143,145,795.94)	456,329,493.61	(143,145,795.94)
Loss (reversal) on impairment of properties foreclosed	(23,087,178.79)	2,863,157,236.47	(101,607,067.75)	2,665,799,497.99
Loss (reversal) on impairment of other assets	83,582,993.52	89,688,470.65	(484,064.77)	41,642,242.28
Gain on disposal of premises and equipment	(2,835,008.27)	(9,799,572.53)	(3,553,805.42)	(9,799,339.81)
Reversal on allowance for impairment of premises and equipment	(4,034,538.49)	(1,249,290.14)	(2,769,221.72)	(1,249,290.14)
Share of (profit) loss from investments on equity method	(21,603,909.95)	(30,514,894.07)	(431,755,465.17)	723,439,019.21
Dividend income from subsidiaries and associated companies	34,163,248.32	193,529,989.08	97,582,138.44	224,560,638.68
Deferred income tax expense	(45,623,484.40)	67,786,831.72	(46,045,654.71)	67,786,831.72
Amortization of discount on debentures	2,159,750.68	2,227,912.86	2,159,750.68	2,227,912.86
Decrease in accrued interest receivables	542,482,297.82	392,896,682.51	180,668,314.82	66,435,473.30
(Increase) decrease in other accrued income	(160,948,415.93)	560,260,636.66	(174,585,651.06)	560,260,636.66
(Decrease) increase in accrued interest payables	(131,484,391.31)	157,611,701.50	(131,484,391.31)	157,611,701.50
(Decrease) increase in other accrued expenses	(5,988,528.50)	1,462,311,139.88	(302,613.52)	1,410,185,580.96
Increase in other reserves	590,000,000.00	302,300,000.00	590,000,000.00	302,300,000.00
Minority interests in net income	13,187,313.37	8,014,683.58	-	-
Net income from operations before changes in operating				
assets and liabilities	5,349,047,099.38	5,795,107,266.18	4,501,279,560.72	5,357,332,383.72
(Increase) decrease in operating assets				
Interbank and money market items (assets)	5,275,230,224.29	(23,143,808,476.80)	4,901,925,812.48	(22,695,090,730.86)
Securities purchased under resale agreements	(13,500,000,000.00)	(4,600,000,000.00)	(13,500,000,000.00)	(4,600,000,000.00)
Investment for trading	(2,869,845,605.95)	(1,626,686,843.90)	(2,869,845,605.95)	(1,626,686,843.90)
Loans	6,587,664,610.95	4,805,360,292.54	8,287,988,997.85	6,372,477,957.77
Properties foreclosed	1,081,487,201.94	949,917,464.21	1,019,812,282.24	294,131,582.79
Other assets	(4,023,434,956.30)	1,006,960,443.08	(3,980,588,124.52)	551,343,139.67

See notes to financial statements

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

	Consolidated		The Bank	
	2002	2001	2002	2001
	Baht	Baht	Baht	Baht
Increase (decrease) in operating liabilities				
Deposits	14,328,021,056.92	13,703,809,985.13	14,521,569,218.80	13,801,790,039.26
Interbank and money market items (liabilities)	(4,148,919,299.92)	2,693,390,661.04	(4,153,706,467.82)	2,108,703,636.41
Liabilities payable on demand	(773,592,969.64)	1,881,853,951.48	(773,592,969.64)	1,881,853,951.48
Securities sold under repurchase agreements	10,000,000.00	(10,000,000.00)	10,000,000.00	(10,000,000.00)
Other liabilities	(444,027,560.76)	(571,702,134.11)	(431,942,027.63)	477,930,127.05
Net Cash Provided by Operating Activities	6,871,629,800.91	884,202,608.85	7,532,900,676.53	1,913,785,243.39
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from disposal of available for sale investments	28,622,850,020.75	20,927,113,131.59	28,583,150,360.84	20,927,113,131.59
Proceeds from redemption of held to maturity debt instruments	10,477,815,257.95	13,264,399,237.30	10,477,815,257.95	13,264,399,237.30
Proceeds from disposal of general investments	1,030,784,578.48	651,333,253.75	2,548,962.93	63,988,840.00
Purchase of available for sale investments	(38,620,586,900.92)	(30,366,015,750.34)	(38,620,586,900.92)	(30,365,997,952.84)
Purchase of held to maturity debt instruments	(9,171,519,593.99)	(6,799,850,905.98)	(8,793,623,100.30)	(6,799,850,905.98)
Purchase of general investments	(109,718,045.81)	(5,299,131.16)	(109,718,045.81)	(378,119,872.34)
Proceeds from disposal of premises and equipment	11,196,839.31	31,913,794.34	11,900,342.83	31,767,651.70
Purchase of premises and equipment	(815,772,236.60)	(840,273,207.33)	(813,057,821.08)	(824,247,946.81)
Net Cash Used in Investing Activities	(8,574,950,080.83)	(3,136,679,577.83)	(9,261,570,943.56)	(4,080,947,817.38)
CASH FLOWS FROM FINANCING ACTIVITIES				
Issue of shares to minority interests	-	97,772,502.04	-	-
Dividend paid to minority interests	(25,375,585.86)	(12,416,188.80)	-	-
Net Cash (Used in) Provided by Financing Activities	(25,375,585.86)	85,356,313.24	-	-
Net decrease in cash and cash equivalent	(1,728,695,865.78)	(2,167,120,655.74)	(1,728,670,267.03)	(2,167,162,573.99)
Cash and cash equivalents at beginning of the period (Notes 3.1 and 4.1)	12,142,514,381.88	11,959,147,464.72	12,142,412,381.88	11,959,093,469.47
Cash and cash equivalents at end of the period (Notes 3.1 and 4.1)	10,413,818,516.10	9,792,026,808.98	10,413,742,114.85	9,791,930,895.48

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION

Cash paid during the period				
Interest expense	9,143,548,126.38	10,948,046,399.35	9,143,548,126.38	10,948,046,399.35
Income tax	27,071,644.94	41,653,304.91	13,598,391.42	28,915,273.08

See notes to financial statements

1 GENERAL INFORMATION

Thai Farmers Bank Public Company Limited ("the Bank") is a public company registered in the Kingdom of Thailand with its head office located at 1 Thai Farmers Lane, Ratburana Road, Bangkok. The Bank's main business is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world. As at June 30, 2002 and December 31, 2001, the Bank had a total staff of 10,360 and 10,472 persons, respectively.

2 BASIS OF FINANCIAL STATEMENT PRESENTATION AND ECONOMIC ENVIRONMENT

2.1 The consolidated and the Bank only financial statements are prepared in accordance with the regulation of the Stock Exchange of Thailand dated November 22, 1999, regarding the Preparation and Filing of Financial Statements and Reports Concerning the Financial Status and Result of Business Operations of Listed Companies B.E. 2542 and in accordance with the Bank of Thailand requirements and in compliance with the announcements of the Bank of Thailand dated May 10, 2001 prescribing the forms of balance sheet and the profit and loss accounts of commercial banks and in conformity with generally accepted accounting principles in Thailand.

The interim financial statements are presented in accordance with the Thai Accounting Standard No.41, regarding the Interim Financial Statements. The audited financial statements for the year ended December 31, 2001 should therefore be read in conjunction with these interim financial statements.

As required by Thai law and regulatory requirements, the Bank's financial statements have been prepared in the Thai language. They have been translated into English for the convenience of the reader.

2.2 The consolidated financial statements consist of Thai Farmers Bank Public Company Limited's financial statements and the following subsidiaries' financial statements:

	% Shareholding	
	June 30, 2002	December 31, 2001
Thonburi Asset Management Co., Ltd. ("Thonburi-AMC")	99.99	99.99
Chanthaburi Asset Management Co., Ltd. ("Chanthaburi-AMC")	99.99	99.99
Progress Land and Buildings Co., Ltd. ("PLB")	99.99	99.99
Thai Farmers Asset Management Co., Ltd. ("TFAM")	71.42	71.42

Thonburi Asset Management Company Limited is a company registered in the Kingdom of Thailand on September 24, 1999 and was approved by the Bank of Thailand on October 13, 1999 to register as an asset management company under the Ministerial Regulation (B.E. 2541) issued by virtue of the provisions of the Asset Management Company Act B.E. 2541. The Company is located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 14, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets transfering from Thai Farmers Bank Public Co., Ltd.

Chanthaburi Asset Management Company Limited is a company registered in the Kingdom of Thailand on September 30, 1999 and was approved by the Bank of Thailand on October 13, 1999 to register as an asset management company under the Ministerial Regulation (B.E. 2541) issued by virtue of the provisions of the Asset Management Company Act B.E. 2541. The Company is located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 5, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets purchased or transfering from Phatra Thanakit Public Co., Ltd. under the Memorandum of Understanding (MOU) between the Financial Institution Development Fund (the FIDF), Thai Farmers Bank Public Co., Ltd. and Phatra Thanakit Public Co., Ltd. dated September 29, 1999. Under this MOU, the management of substandard assets must be completed within December 31, 2004 and the results of profits or losses will thereafter be shared between the company and the FIDF in accordance with the conditions specified in the MOU.

Progress Land and Buildings Company Limited is a company registered in the Kingdom of Thailand on November 18, 1999 and located at 400/22 Thai Farmers Bank Building, Floor 16, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The Company was established to receive, manage and sell properties foreclosed and the premises of Phatra Thanakit Public Co., Ltd.

Thai Farmers Asset Management Company Limited is a company registered in the Kingdom of Thailand on March 18, 1992 located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 30 - 32, office No. 252/38 - 41, Ratchadaphisek Road, Huaykwang, Bangkok. The Company's main businesses are assets and fund management.

Significant intercompany transactions and accounts are eliminated from the consolidated financial statements.

The consolidated financial statements exclude the financial statements of the overseas finance subsidiary, Thai Farmers International Finance Ltd., which has been closed in 2001. The consolidated financial statements also exclude the financial statements of subsidiaries whose financial statements are not material to the Bank. The financial position and results of operations of subsidiaries, which are not included in the consolidated financial statements, are presented as supplementary information in the accompanying Note 4.4 to these financial statements.

The consolidated and the Bank only financial statements include the accounts of all branches, domestic and overseas, and of the Bank's International Banking Facility. Interoffice transactions have been eliminated.

2.3 The operations of the Bank and its subsidiaries may continue to be affected for the foreseeable future by the economic conditions in Thailand and the Asia Pacific Region in general. The accompanying consolidated and the Bank only financial statements reflect the management's current assessment of the impact of current economic conditions on the financial position of the Bank and its subsidiaries. However, actual impact may differ from the management estimates.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Cash and Cash Equivalents

Cash and cash equivalents represent cash in hand and cash items in process of collection.

3.2 Recognition of Interest Income

Interest and discount income on loans are recognized on an accrual basis, except when interest payments are in arrears for more than three months where, regardless of whether the loans are fully collateralized or not, the cash basis is then adopted.

Income from hire purchase is recognized on the sum-of-the digits method.

The Bank reverses accrued interest receivables on loans for which repayments are in arrears for more than 3 months from their due dates in compliance with the Bank of Thailand regulation.

The asset management subsidiaries recognize interest on investment in receivables by the effective interest yield method to calculate the net present value of the expected future cash collections from the debtor in conformity with the notification of the Accounting Guideline for Transfers of Financial Assets by The Institute of Certified Accountants and Auditors of Thailand.

The other subsidiaries recognize income on an accrual basis.

3.3 Recognition of Interest Expense

Interest expense on deposits and borrowings is recognized on an accrual basis.

3.4 Investments

Investments in debt and marketable equity securities classified as trading investments are stated at fair value. Unrealized gains or losses arising from their revaluation are reflected in the statement of income.

Investments in debt and marketable equity securities classified as available-for-sale investments are stated at fair value. Unrealized gains or losses arising from their revaluation are shown as a component of shareholders' equity and realized in the statement of income upon disposal.

Investments in debt securities classified as held-to-maturity investments are stated at amortized cost, after deduction of allowance for impairment. Premiums and discounts are amortized by the straight-line method over the term of the related debt instruments.

Investments in non-marketable equity securities which are not investments in subsidiaries and associated companies are stated at cost, after deduction of allowance for impairment.

Investments in receivables, which represent investments in receivables of Chanthaburi Asset Management Co., Ltd., are stated at cost, after deduction of allowance for impairment.

Investments in associated companies are accounted for on the equity method, so as to incorporate the companies' share of profit (loss) and net assets in these companies in the financial statements.

In the Bank only accounts, investments in subsidiaries are accounted for on the equity method, so as to incorporate the companies' share of profit (loss) and net assets in these companies in the financial statements.

An impairment review for investments is carried out when there is a factor indicating that an investment might be impaired. Loss on impairments for all classifications of investment are charged to the statement of income.

Interest income from investments is recognized on an accrual basis. Dividends are recognized as income on a cash basis. Gains or losses on sales of securities are recognized in the statement of income upon disposal.

Cost of investments sold is calculated using the weighted average method.

Investments in marketable equity securities classified as trading investments and available-for-sale investments are stated at fair value based on the latest bid prices at the Stock Exchange of Thailand as at the end of the period.

Investments in marketable unit trusts classified as trading investments and available-for-sale investments are stated at fair value based on net assets value as at the end of the period.

Investments in government securities and state enterprise securities guaranteed by the government classified as trading investments and available-for-sale investments are stated at the fair value based on the Thai Bond Dealing Center Government Bond Yield Curve as at the end of the period. State enterprise securities not guaranteed by the government and private debt instruments are stated at the fair value based on the bid prices from the Thai bond Dealing Center as at the end of the period if available, otherwise the Government Bond Yield of the same period from the Thai Bond Dealing Center adjusted by an appropriate risk premium is used.

3.5 Loans

Loans represent only principal amounts, except in cases of loans under overdraft agreements. Unearned discounts received in advance are presented as deduction of loans.

3.6 Allowance for Doubtful Accounts

Allowance for doubtful accounts is determined based on the Bank of Thailand regulations and the Bank's analysis of each loan and appraisal of the financial standing of each borrower, taking into consideration the Bank's experience of loan risk and collateral value.

In accordance with the regulations of the Bank of Thailand, the Bank and the asset management companies categorize their loan portfolios into six categories and set minimum reserves based on these categories (see Note 4.7). The period that a loan is past due is the principal criteria used in classifying a loan. The maximum collateral value used in calculating the required allowance for doubtful accounts is based on the type of collateral and the date of the most recent valuation. Allowance for normal and special mention loans are provided for based on the outstanding debt before deduction of collateral value.

Allowance for doubtful accounts is charged as an expense in each accounting period.

Bad debts written off or recovered are recorded as charges or credits, respectively, to the allowance for doubtful accounts.

3.7 Troubled Debt Restructuring

Foreclosed assets acquired from troubled debt restructurings are recorded at the lower of fair value of the assets or total amount of debt. Where restructuring a loan involves modification of its terms, the present value of the expected future cash collections from those customers is calculated by using discount rates equivalent to the market rates of interest at the time of restructuring. The difference between the present value of the future cash flows expected to be received from those customers and the outstanding balances of investment in loans is recorded in the revaluation allowance for debt restructuring. This revaluation allowance for debt restructuring is amortized to the statement of income according to the amounts received over the remaining period of the debt restructuring contracts.

3.8 Normalized Provisioning

The Bank has set aside normalized provisions above the current level of allowance for doubtful accounts to accommodate unforeseen losses. The Bank will set normalized provisions to achieve a level of approximately 0.5 percent of all normal and non-performing loans. Normalized provisioning will be gradually accumulated on a quarterly basis starting from the quarter ending June 30, 2002 until achieving the set target.

Normalized Provisioning is charged as an expense in each accounting period.

3.9 Properties Foreclosed

Properties foreclosed are stated at the lower of cost or market value. The market value is estimated by using the latest appraisal value after deduction of estimated selling expenses and holding cost.

Loss on impairment is charged to the statement of income. Gains or losses on disposal of properties foreclosed are recorded as other income or expenses upon disposal.

3.10 Premises and Equipment and Depreciation

Land is stated at revalued cost. Buildings are stated at revalued cost less accumulated depreciation. The revaluation surplus of land and buildings is shown as a component of shareholders' equity. When surpluses arising on the revaluation of fixed assets are realized, the Bank transfers these directly to retained earnings.

Equipment is stated at cost less accumulated depreciation.

Depreciation on buildings acquired before July 1996 is computed using the declining-balance method at the annual rate of 4 - 5% on cost. Depreciation on buildings acquired after July 1996 is computed using the straight-line method on the acquisition cost at the annual rate of 3.33%.

Depreciation on the revalued incremental cost of buildings in 2000 is computed using the same method and the same rate as the acquisition cost.

Depreciation on equipment is computed using the straight-line method on the acquisition cost at the annual rate of 12.5 – 20.0%.

Gains or losses on disposal of premises and equipment are recorded as other income or expenses upon disposal.

3.11 Income Tax and Deferred Income Tax

Tax expense comprises current tax expense and deferred tax expense.

Current tax is the amount of income taxes payable in respect of the taxable profit for a period.

Income tax recoverable in future periods which resulted from temporary differences between the carrying amount of an asset or liability and its tax base is recorded as deferred tax assets only for the amount that is expected to be realized in the future.

All income tax payable in future periods resulting from temporary differences between the carrying amount of an asset or liability and its tax base is recorded as deferred tax liabilities.

3.12 Translation of Foreign Currencies

Assets, liabilities and forward contracts in foreign currencies are translated into Baht at the rates of exchange prevailing on the dates of transactions. Assets, liabilities and forward contracts in foreign currencies at the end of the period are translated into Baht at the reference rates announced by the Bank of Thailand on that date.

Exchange gains or losses on translation and on transactions in foreign currencies are included in revenues and expenses for the period.

3.13 Derivatives

Forward Exchange Contracts

The difference between the forward rate and the spot rate at the date of a forward exchange contract is amortized to the statement of income over the period of the contract.

Cross Currency Swaps and Interest Rate Swaps

The accounting for these derivative transactions depends on their purpose:

1. Hedging of the Bank's exposure to financial risks

   Derivative contracts are recorded off-balance sheet. Revenues, expenses and gains or losses resulting from changes in fair values of contracts are recognized in accordance with the accounting treatment of revenues, expenses, gain or loss on underlying assets, liabilities or other financial obligations as follows:

   Where gains or losses on the underlying transactions are recorded at fair value, losses or gains on derivative transactions used as the hedge will be recognized on a fair value basis throughout the corresponding hedging period.

Where gains or losses on the underlying transactions are recorded on an accrual basis, losses or gains on derivative transactions used as a hedge will also be recognized on an accrual basis over the period of the contracts.

2. Trading

Mark-to-market accounting is applied to trading transactions. Hence, traded derivative transactions are carried at their fair values. Gains or losses resulting from changes in fair values are included in revenues and expenses.

3.14 Staff Retirement Fund

Staff members are entitled to retirement pay upon termination of employment depending upon length of service and other conditions. It is management's policy to provide an appropriate amount to the Fund each period.

3.15 Provident Fund

The Bank established a provident fund under the Provident Fund Act. B.E. 2530 and registered the Fund with the Ministry of Finance on August 16, 1994.

According to the Fund's regulations, every employee is entitled to apply for membership, the employees contribute to the Fund at the rate of 3% of basic salary and the Bank contributes to the Fund at the rate of 3 - 4.5% upon termination of employment. The employees are entitled to the benefits upon termination of employment status except when terminated "without compensation".

3.16 Excess of Fair Value of Assets Acquired over the Cost of Investment in Subsidiary

An excess of fair value of assets acquired over the cost of investment in the subsidiary on the acquisition of TFAM in 1998, which is presented net of other assets in the consolidated financial statement, is recognized as income over a period of ten years.

3.17 Basic Earnings per Share

Basic earnings per share is computed by dividing net income by the number of ordinary shares outstanding at end of period.

The effect on diluted earnings per share that results from an assumed exercise of warrants and convertible preferred shares was anti-dilutive and accordingly is not presented.

3.18 Use of Accounting Estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires the Bank and subsidiaries to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

4 SUPPLEMENTARY INFORMATION

4.1 Supplementary Information Related to Cash Flows

4.1.1 Non-cash items are as follows

The Bank and subsidiaries have provided for revaluation surplus (deficit) on investments presented as a deduction in shareholders' equity for the six-month periods ended June 30, as follows:

	(Million Baht)	
	Consolidated and The Bank	
	2002	2001
Revaluation surplus (deficit) on investments	(41.9)	(863.3)

For the six-month periods ended June 30, 2002 and 2001, the Bank recorded the realized portion of appraisal surplus on building (depreciation) and retirement of assets amounting to Baht 129.9 Million and Baht 82.7 million, respectively by transferring these directly to retained earnings.

For the six-month periods ended June 30, 2002 and 2001, the Bank and its subsidiaries received properties foreclosed transferred from debt settlement amounting to Baht 1,021.7 million and Baht 2,037.1 Million, respectively on a consolidated basis and Baht 501.3 Million and Baht 1,333.4. Million, respectively for the Bank only.

For the six-month period ended June 30, 2002, the Bank transferred sub-quality assets to Thai Assets Management Corporation (TAMC) and has the right to receive non-transferable notes from TAMC, which was included in investments in held-to-maturity debt instruments amounting to Baht 510.7 million. (See Note 4.4)

4.2 Interbank and Money Market Items (Assets)

Interbank and money market items (assets) consist of:

(Million Baht)

	Consolidated					
	June 30, 2002			December 31, 2001		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The Bank of Thailand and Financial Institutions Development Fund	4,471.1	-	4,471.1	3,241.0	-	3,241.0
Commercial banks	289.0	239.7	528.7	168.1	652.6	820.7
Other banks	3.9	-	3.9	2.2	-	2.2
Finance, finance and securities, securities and credit foncier companies	-	-	-	-	-	-
Other financial institutions	79.0	123.3	202.3	74.4	55.4	129.8
Total Domestic	4,843.0	363.0	5,206.0	3,485.7	708.0	4,193.7
Add Accrued interest receivables	-	-	-	-	-	-
Less Allowance for doubtful accounts	(0.8)	(1.2)	(2.0)	(3.7)	(0.6)	(4.3)
Total	4,842.2	361.8	5,204.0	3,482.0	707.4	4,189.4
2. Foreign						
US Dollar	692.0	153,901.9	154,593.9	1,409.9	159,159.9	160,569.8
Japanese Yen	23.2	-	23.2	9.3	-	9.3
German Mark	-	-	-	0.4	-	0.4
Other currencies	72.7	0.6	73.3	192.8	154.9	347.7
Total Foreign	787.9	153,902.5	154,690.4	1,612.4	159,314.8	160,927.2
Add Accrued interest receivables	-	25.8	25.8	-	112.9	112.9
Less Allowance for doubtful accounts	(2.9)	(87.6)	(90.5)	(3.1)	(121.5)	(124.6)
Total	785.0	153,840.7	154,625.7	1,609.3	159,306.2	160,915.5
Total Domestic and Foreign	5,627.2	154,202.5	159,829.7	5,091.3	160,013.6	165,104.9

(Million Baht)

	The Bank					
	June 30, 2002			December 31, 2001		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The Bank of Thailand and Financial						
Institutions Development Fund	4,471.1	-	4,471.1	3,241.0	-	3,241.0
Commercial banks	153.2	239.7	392.9	53.8	257.8	311.6
Other banks	3.9	-	3.9	2.2	-	2.2
Finance, finance and securities,						
securities and credit foncier companies	-	-	-	-	-	-
Other financial institutions	79.0	123.3	202.3	74.4	55.4	129.8
Total Domestic	4,707.2	363.0	5,070.2	3,371.4	313.2	3,684.6
Add Accrued interest receivables	-	-	-	-	-	-
Less Allowance for doubtful accounts	(0.8)	(1.2)	(2.0)	(3.7)	(0.6)	(4.3)
Total	4,706.4	361.8	5,068.2	3,367.7	312.6	3,680.3
2. Foreign						
US Dollar	692.0	153,901.9	154,593.9	1,409.9	159,159.9	160,569.8
Japanese Yen	23.2	-	23.2	9.3	-	9.3
German Mark	-	-	-	0.4	-	0.4
Other currencies	72.7	0.6	73.3	192.8	154.9	347.7
Total Foreign	787.9	153,902.5	154,690.4	1,612.4	159,314.8	160,927.2
Add Accrued interest receivables	-	25.8	25.8	-	112.9	112.9
Less Allowance for doubtful accounts	(2.9)	(87.6)	(90.5)	(3.1)	(121.5)	(124.6)
Total	785.0	153,840.7	154,625.7	1,609.3	159,306.2	160,915.5
Total Domestic and Foreign	5,491.4	154,202.5	159,693.9	4,977.0	159,618.8	164,595.8

4.3 Securities Purchased Under Resale Agreements

Securities purchased under resale agreements consist of :

(Million Baht)

	Consolidated and The Bank	
	June 30, 2002	December 31, 2001
Government Bonds and Bank of Thailand Bonds	17,200.0	3,700.0

4.4 Investments

Investments consist of:

(Million Baht)

	Consolidated			
	June 30, 2002		December 31, 2001	
	Cost Value/ Amortized Cost Value	Fair Value	Cost Value/ Amortized Cost Value	Fair Value
1. Current investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	5,362.0	5,374.1	2,512.7	2,528.6
1.1.2 Private enterprises debt instruments	20.5	20.6	-	-
Total	5,382.5	5,394.7	2,512.7	2,528.6
Add Allowance for revaluation	12.2	-	15.9	-
Total	5,394.7	5,394.7	2,528.6	2,528.6
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	27,700.9	28,159.5	7,008.7	7,103.6
1.2.2 Private enterprises debt instruments	2,467.4	2,478.6	147.1	149.6
1.2.3 Foreign debt instruments	2,415.0	2,227.2	3,265.9	3,292.3
1.2.4 Marketable equity securities - domestic	1,212.0	1,280.4	840.4	1,369.8
1.2.5 Others	414.3	288.7	69.3	69.0
Total	34,209.6	34,434.4	11,331.4	11,984.3
Add Allowance for revaluation	718.2	-	785.1	-
Less Allowance for impairment	(493.4)	-	(132.2)	-
Total	34,434.4	34,434.4	11,984.3	11,984.3
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	7,290.4	7,446.9	5,429.6	5,606.8
1.3.2 Foreign debt instruments	7,949.7	7,971.0	8,411.5	8,480.9
Total	15,240.1	15,417.9	13,841.1	14,087.7
Less Allowance for impairment	-	-	(5.6)	-
Total	15,240.1	15,417.9	13,835.5	14,087.7
Total Current Investments - net	55,069.2	55,247.0	28,348.4	28,600.6

(Million Baht)

	Consolidated			
	June 30, 2002		December 31, 2001	
	Cost Value/ Amortized Cost Value	Fair Value	Cost Value/ Amortized Cost Value	Fair Value
2. Long-term investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	22,508.7	23,073.5	31,421.9	32,753.9
2.1.2 Private enterprises debt instruments	1,621.1	1,672.7	3,558.5	3,594.2
2.1.3 Foreign debt instruments	8,482.2	8,927.8	8,727.2	8,787.8
2.1.4 Marketable equity securities - domestic	942.2	1,168.6	1,959.4	1,679.4
2.1.5 Others	-	-	623.0	329.0
Total	33,554.2	34,842.6	46,290.0	47,144.3
Add Allowance for revaluation	1,570.1	-	1,574.7	-
Less Allowance for impairment	(281.7)	-	(720.4)	-
Total	34,842.6	34,842.6	47,144.3	47,144.3
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	23,537.4	24,252.2	26,243.5	27,121.7
2.2.2 Private enterprises debt instruments	1,657.1	352.3	1,642.0	336.8
2.2.3 Foreign debt instruments	2,787.4	2,766.9	2,230.6	2,193.8
Total	27,981.9	27,371.4	30,116.1	29,652.3
Less Allowance for impairment	(1,376.3)	-	(1,410.0)	-
Total	26,605.6	27,371.4	28,706.1	29,652.3
2.3 General investments				
2.3.1 Non-marketable equity securities - domestic	2,730.4	1,321.2	2,638.2	1,253.8
2.3.2 Non-marketable equity securities - overseas	419.0	96.0	419.0	96.0
2.3.3 Investments in receivables	17,150.4	14,963.2	18,312.2	16,125.1
Total	20,299.8	16,380.4	21,369.4	17,474.9
Less Allowance for impairment	(3,919.4)	-	(3,894.5)	-
Total	16,380.4	16,380.4	17,474.9	17,474.9
Total Long-term Investments - net	77,828.6	78,594.4	93,325.3	94,271.5

(Million Baht)

	The Bank			
	June 30, 2002		December 31, 2001	
	Cost Value/ Amortized Cost Value	Fair Value	Cost Value/ Amortized Cost Value	Fair Value
1. Current investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	5,362.0	5,374.1	2,512.7	2,528.6
1.1.2 Private enterprises debt instruments	20.5	20.6	-	-
Total	5,382.5	5,394.7	2,512.7	2,528.6
Add Allowance for revaluation	12.2	-	15.9	-
Total	5,394.7	5,394.7	2,528.6	2,528.6
1.2 Available-for-sale Investments				
1.2.1 Government and state enterprises securities	27,700.9	28,159.5	7,008.7	7,103.6
1.2.2 Private enterprises debt instruments	2,467.4	2,478.6	147.1	149.6
1.2.3 Foreign debt instruments	2,415.0	2,227.2	3,265.9	3,292.3
1.2.4 Marketable equity securities - domestic	1,212.0	1,280.4	840.4	1,369.8
1.2.5 Others	414.3	288.7	69.3	69.0
Total	34,209.6	34,434.4	11,331.4	11,984.3
Add Allowance for revaluation	718.2	-	785.1	-
Less Allowance for impairment	(493.4)	-	(132.2)	-
Total	34,434.4	34,434.4	11,984.3	11,984.3
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	7,036.4	7,192.8	5,429.6	5,606.8
1.3.2 Foreign debt instruments	7,949.7	7,971.0	8,411.5	8,480.9
Total	14,986.1	15,163.8	13,841.1	14,087.7
Less Allowance for impairment	-	-	(5.6)	-
Total	14,986.1	15,163.8	13,835.5	14,087.7
Total Current Investments - net	54,815.2	54,992.9	28,348.4	28,600.6

(Million Baht)

	The Bank			
	June 30, 2002		December 31, 2001	
	Cost Value/ Amortized Cost Value	Fair Value	Cost Value/ Amortized Cost Value	Fair Value
2. Long-term investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	22,508.7	23,073.5	31,421.9	32,753.9
2.1.2 Private enterprises debt instruments	1,621.1	1,672.7	3,558.5	3,594.2
2.1.3 Foreign debt instruments	8,482.2	8,927.8	8,727.2	8,787.8
2.1.4 Marketable equity securities - domestic	932.7	1,159.1	1,918.6	1,643.4
2.1.5 Others	-	-	622.6	328.6
Total	33,544.7	34,833.1	46,248.8	47,107.9
Add Allowance for revaluation	1,570.1	-	1,579.5	-
Less Allowance for impairment	(281.7)	-	(720.4)	-
Total	34,833.1	34,833.1	47,107.9	47,107.9
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	23,346.5	24,060.1	26,175.2	27,053.3
2.2.2 Private enterprises debt instruments	1,541.4	352.3	1,526.3	336.8
2.2.3 Foreign debt instruments	2,787.4	2,766.9	2,230.6	2,193.8
Total	27,675.3	27,179.3	29,932.1	29,583.9
Less Allowance for impairment	(1,260.7)	-	(1,294.3)	-
Total	26,414.6	27,179.3	28,637.8	29,583.9
2.3 General investments				
2.3.1 Non-marketable equity securities - domestic	2,469.5	1,163.9	2,377.3	1,097.5
2.3.2 Non-marketable equity securities - overseas	419.0	96.0	419.0	96.0
Total	2,888.5	1,259.9	2,796.3	1,193.5
Less Allowance for impairment	(1,628.6)	-	(1,602.8)	-
Total	1,259.9	1,259.9	1,193.5	1,193.5
Total Long-term Investments - net	62,507.6	63,272.3	76,939.2	77,885.3

As at June 30, 2002 and December 31, 2001 investments in held-to-maturity debt instruments, which are government and state enterprises securities, include the right to receive promissory notes from TAMC of Baht 9,857.4 million and Baht 9,337.5 million, respectively.

Gain on investments presented in the statement of income consist of:

(Million Baht)

	Consolidated		The Bank	
	For the Three-Month Periods Ended June 30,		For the Three-Month Periods Ended June 30,	
	2002	2001	2002	2001
Gain on disposal of investments				
Held for trading investments	43.9	19.4	43.9	19.4
Available-for-sale investments	207.5	208.1	206.4	208.1
Held-to-maturity debt instruments	-	4.6	-	4.6
Investments in receivables	667.1	-	-	-
Total	918.5	232.1	250.3	232.1
Loss on disposal of investments				
Held for trading investments	(46.5)	(72.7)	(46.5)	(72.7)
Available-for-sale investments	(180.8)	(36.6)	(180.8)	(36.6)
General investments	(58.5)	-	(58.5)	-
Total	(285.8)	(109.3)	(285.8)	(109.3)
Gain (loss) from revaluation	81.0	(110.4)	81.0	(110.4)
(Loss) reversal on impairment	(19.4)	183.0	113.7	82.2
Total Gain on Investments	694.3	195.4	159.2	94.6

(Million Baht)

	Consolidated For the Six-Month Periods Ended June 30,		The Bank For the Six-Month Periods Ended June 30,	
	2002	2001	2002	2001
Gain on disposal of investments				
Held for trading investments	75.8	195.0	75.8	195.0
Available-for-sale investments	1,004.4	741.0	996.2	741.0
Held-to-maturity debt instruments	-	73.1	-	73.1
General investments	-	50.3	-	50.3
Investments in receivables	667.1	-	-	-
Total	1,747.3	1,059.4	1,072.0	1,059.4
Loss on disposal of investments				
Held for trading investments	(120.8)	(109.8)	(120.8)	(109.8)
Available-for-sale investments	(292.3)	(39.0)	(292.3)	(39.0)
Held-to-maturity debt instruments	-	(0.1)	-	(0.1)
General investments	(58.5)	(16.6)	(58.5)	(16.6)
Total	(471.6)	(165.5)	(471.6)	(165.5)
Loss from revaluation	(3.5)	(173.9)	(3.5)	(173.9)
(Loss) reversal on impairment	(301.2)	351.8	117.6	451.5
Total Gain on Investments	971.0	1,071.8	714.5	1,171.5

Revaluation surpluses (deficits) on investments consist of:

(Million Baht)

	Consolidated		The Bank	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Revaluation surplus (deficit) on investments				
Debt instruments	1,354.3	1,562.7	1,354.3	1,562.7
Equity securities	933.6	797.1	933.6	801.9
Share of revaluation surplus in subsidiaries and associated companies on the equity method	0.1	(3.8)	0.1	(8.6)
Less Deferred tax liabilities	(805.0)	(831.1)	(805.0)	(831.1)
Total	1,483.0	1,524.9	1,483.0	1,524.9

Unrealized gains and losses from the change in value of investments consist of:

(Million Baht)

	Consolidated			
	June 30, 2002		December 31, 2001	
	Unrealized Gain from the Change in Value of Investments	Unrealized Loss from the Change in Value of Investments (Including Loss on Impairment)	Unrealized Gain from the Change in Value of Investments	Unrealized Loss from the Change in Value of Investments (Including Loss on Impairment)
Available-for-sale investments				
1. Debt instruments				
1.1 Government and state enterprises securities	1,087.1	(63.9)	1,429.4	(2.5)
1.2 Private enterprises debt instruments	63.1	(0.2)	48.5	(10.3)
1.3 Foreign debt instruments	543.8	(285.9)	174.7	(87.6)
2. Equity securities				
2.1 Marketable equity securities-domestic	959.0	(664.2)	1,143.0	(893.6)
2.2 Others	33.6	(159.2)	2.0	(296.4)
Total	2,686.6	(1,173.4)	2,797.6	(1,290.4)
Held-to-maturity debt instruments				
Private enterprises debt instruments	-	(1,305.5)	-	(1,305.5)
Foreign debt instruments	-	(70.8)	-	(110.1)
Total	-	(1,376.3)	-	(1,415.6)

(Million Baht)

	The Bank			
	June 30, 2002		December 31, 2001	
	Unrealized Gain from the Change in Value of Investments	Unrealized Loss from the Change in Value of Investments (Including Loss on Impairment)	Unrealized Gain from the Change in Value of Investments	Unrealized Loss from the Change in Value of Investments (Including Loss on Impairment)
Available-for-sale investments				
1. Debt instruments				
1.1 Government and state enterprises securities	1,087.1	(63.9)	1,429.4	(2.5)
1.2 Private enterprises debt instruments	63.1	(0.2)	48.5	(10.3)
1.3 Foreign debt instruments	543.8	(285.9)	174.7	(87.6)
2. Equity securities				
2.1 Marketable equity securities-domestic	955.7	(660.9)	1,135.8	(881.6)
2.2 Others	33.6	(159.2)	2.0	(296.4)
Total	2,683.3	(1,170.1)	2,790.4	(1,278.4)
Held-to-maturity debt instruments				
Private enterprises debt instruments	-	(1,189.9)	-	(1,189.8)
Foreign debt instruments	-	(70.8)	-	(110.1)
Total	-	(1,260.7)	-	(1,299.9)

A maturity analysis for debt instruments are as follows:

(Million Baht)

	Consolidated							
	June 30, 2002				December 31, 2001			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprises securities	9,579.2	24,540.0	16,090.4	50,209.6	6,576.6	21,915.8	9,938.2	38,430.6
1.2 Private enterprises debt instruments	2,400.4	1,688.1	-	4,088.5	147.1	3,558.5	-	3,705.6
1.3 Foreign debt instruments	1,862.9	7,894.4	1,139.9	10,897.2	3,051.6	6,970.9	1,970.6	11,993.1
Total	13,842.5	34,122.5	17,230.3	65,195.3	9,775.3	32,445.2	11,908.8	54,129.3
(Less)add Allowance for revaluation	(110.8)	1,199.8	265.7	1,354.7	70.0	897.7	594.9	1,562.6
Less Allowance for impairment	(9.9)	(0.8)	-	(10.7)	-	(10.5)	-	(10.5)
Total	13,721.8	35,321.5	17,496.0	66,539.3	9,845.3	33,332.4	12,503.7	55,681.4
2. Held-to-maturity debt instruments								
2.1 Government and state enterprises securities	7,290.4	13,658.3	9,879.1	30,827.8	5,429.6	15,906.0	10,337.5	31,673.1
2.2 Private enterprises debt instruments	-	6.0	1,651.1	1,657.1	651.1	5.9	985.0	1,642.0
2.3 Foreign debt instruments	6,287.4	4,449.7	-	10,737.1	8,411.5	2,219.5	11.1	10,642.1
Total	13,577.8	18,114.0	11,530.2	43,222.0	14,492.2	18,131.4	11,333.6	43,957.2
Less Allowance for impairment	-	(75.0)	(1,301.3)	(1,376.3)	(656.7)	(108.6)	(650.3)	(1,415.6)
Total	13,577.8	18,039.0	10,228.9	41,845.7	13,835.5	18,022.8	10,683.3	42,541.6
Total Debt Instruments	27,299.6	53,360.5	27,724.9	108,385.0	23,680.8	51,355.2	23,187.0	98,223.0

(Million Baht)

	The Bank							
	June 30, 2002				December 31, 2001			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprises securities	9,579.2	24,540.0	16,090.4	50,209.6	6,576.6	21,915.8	9,938.2	38,430.6
1.2 Private enterprises debt instruments	2,400.4	1,688.1	-	4,088.5	147.1	3,558.5	-	3,705.6
1.3 Foreign debt instruments	1,862.9	7,894.4	1,139.9	10,897.2	3,051.6	6,970.9	1,970.6	11,993.1
Total	13,842.5	34,122.5	17,230.3	65,195.3	9,775.3	32,445.2	11,908.8	54,129.3
(Less)add Allowance for revaluation	(110.8)	1,199.8	265.7	1,354.7	70.0	897.7	594.9	1,562.6
Less Allowance for impairment	(9.9)	(0.8)	-	(10.7)	-	(10.5)	-	(10.5)
Total	13,721.8	35,321.5	17,496.0	66,539.3	9,845.3	33,332.4	12,503.7	55,681.4
2. Held-to-maturity debt instruments								
2.1 Government and state enterprises securities	7,036.4	13,467.4	9,879.1	30,382.9	5,429.6	15,837.7	10,337.5	31,604.8
2.2 Private enterprises debt instruments	-	6.0	1,535.4	1,541.4	651.1	5.9	869.3	1,526.3
2.3 Foreign debt instruments	6,287.4	4,449.7	-	10,737.1	8,411.5	2,219.5	11.1	10,642.1
Total	13,323.8	17,923.1	11,414.5	42,661.4	14,492.2	18,063.1	11,217.9	43,773.2
Less Allowance for impairment	-	(75.0)	(1,185.7)	(1,260.7)	(656.7)	(108.6)	(534.6)	(1,299.9)
Total	13,323.8	17,848.1	10,228.8	41,400.7	13,835.5	17,954.5	10,683.3	42,473.3
Total Debt Instruments	27,045.6	53,169.6	27,724.8	107,940.0	23,680.8	51,286.9	23,187.0	98,154.7

Investments in financial institutions that were closed on December 8, 1997, in ailing financial institutions which were controlled by the Bank of Thailand and were ordered to write down their capital and recapitalize on May 18, 1998, in listed companies under rehabilitation and in defaulted debt instruments and the companies whose ability to continue as a going concern is uncertain and unlisted companies under rehabilitation are as follows:

(Million Baht)

Consolidated

June 30, 2002

	Cost Value / Book Value			Fair Value			
	Investment in Receivables	Equity Securities	Debt Instruments	Investment in Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	-	130.5	-	-	-	(130.5)
2. Ailing financial institutions ordered to write down capital and recapitalize	-	-	-	-	-	-	-
3. Listed companies under rehabilitation and in defaulted debt instruments	17.1	56.8	724.7	16.9	-	-	(766.5)
4. Companies whose ability to continue as a going concern is uncertain and unlisted companies under rehabilitation	-	1,325.4	784.9	-	89.2	334.6	(1,686.5)
Total	17.1	1,382.2	1,640.1	16.9	89.2	334.6	(2,583.5)

(Million Baht)

Consolidated

December 31, 2001

	Cost Value / Book Value			Fair Value			
	Investment in Receivables	Equity Securities	Debt Instruments	Investment in Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	-	130.5	-	-	-	(130.5)
2. Ailing financial institutions ordered to write down capital and recapitalize	-	-	-	-	-	-	-
3. Listed companies under rehabilitation and in defaulted debt instruments	56.5	55.3	724.7	38.4	18.0	-	(780.1)
4. Companies whose ability to continue as a going concern is uncertain and unlisted companies under rehabilitation	-	1,330.0	784.9	-	89.5	334.6	(1,690.8)
Total	56.5	1,385.3	1,640.1	38.4	107.5	334.6	(2,601.4)

(Million Baht)

The Bank

June 30, 2002

	Cost Value / Book Value		Fair Value		
	Equity Securities	Debt Instruments	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	130.5	-	-	(130.5)
2. Ailing financial institutions ordered to write down capital and recapitalize	-	-	-	-	-
3. Listed companies under rehabilitation and in defaulted debt instruments	56.8	724.7	-	-	(766.3)
4. Companies whose ability to continue as a going concern is uncertain and unlisted companies under rehabilitation	1,325.4	669.2	89.2	334.6	(1,570.8)
Total	1,382.2	1,524.4	89.2	334.6	(2,467.6)

(Million Baht)

	The Bank				
	December 31, 2001				
	Cost Value / Book Value		Fair Value		
	Equity Securities	Debt Instruments	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	130.5	-	-	(130.5)
2. Ailing financial institutions ordered to write down capital and recapitalize	-	-	-	-	-
3. Listed companies under rehabilitation and in defaulted debt instruments	41.6	724.7	2.7	-	(763.6)
4. Companies whose ability to continue as a going concern is uncertain and unlisted companies under rehabilitation	1,330.0	669.2	89.5	334.6	(1,575.1)
Total	1,371.6	1,524.4	92.2	334.6	(2,469.2)

The Bank has provided an allowance for impairment in value of these investments which is reflected in the statement of income.

Investments in debt instruments of closed financial institutions with a carrying value of Baht 137.5 million were exchanged for certificates of deposit with a face value of Baht 139.0 million issued by Krung Thai Bank Public Company Limited on behalf of Financial Institutions Development Fund. The maturity of the certificates of deposit is five years and interest is payable annually at a fixed rate of 2% per annum. The fair value of the certificates of deposit on the date of exchange amounted to Baht 91.0 million.

Investments in ordinary share of subsidiaries and associated companies are as follows:

(Million Baht)

				Consolidated Investments				The Bank Investments			
	Type of Business	% Shareholding		Cost method		Equity method		Cost method		Equity method	
		June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Thonburi Asset Management Co., Ltd.	Asset Management	99.99%	99.99%	-	-	-	-	5,998.3	5,998.3	2,339.7	2,587.9
Chanthaburi Asset Management Co., Ltd.	Asset Management	99.99%	99.99%	-	-	-	-	4,999.9	4,999.9	2,707.5	2,111.5
Thai Farmers Research Center Co., Ltd.	Service	99.99%	99.99%	2.5	2.5	34.1	34.7	2.5	2.5	34.1	34.7
Progress Land and Buildings Co., Ltd.	Property Development	99.99%	99.99%	-	-	-	-	1,700.0	1,700.0	1,453.6	1,446.7
Kanpai Co., Ltd.	Service	99.99%	99.99%	21.3	21.3	40.5	35.1	21.3	21.3	40.5	35.1
Progress Plus Co., Ltd.	Service	99.99%	99.99%	3.6	3.6	5.8	3.7	3.6	3.6	5.8	3.7
Progress Facilities Management Co., Ltd.	Service	99.98%	99.98%	5.0	5.0	8.8	7.6	5.0	5.0	8.8	7.6
Progress Services Co., Ltd.	Service	99.97%	99.97%	2.0	2.0	4.4	4.6	2.0	2.0	4.4	4.6
Progress Management Co., Ltd.	Service	99.93%	99.93%	6.0	6.0	9.9	8.4	6.0	6.0	9.9	8.4
Progress Storage Co., Ltd.	Service	99.92%	99.92%	3.0	0.2	2.8	0.2	3.0	0.2	2.8	0.2
Progress Appraisal Co., Ltd.	Service	99.84%	99.84%	5.0	5.0	36.8	34.2	5.0	5.0	36.8	34.2
Thai Farmers Asset Management Co., Ltd.	Mutual Fund Management	71.42%	71.42%	-	-	-	-	683.3	683.3	603.5	604.6
Progress Software Co., Ltd.	Service	60.00%	60.00%	6.0	6.0	23.8	19.4	6.0	6.0	23.8	19.4

(Million Baht)

				Consolidated				The Bank			
				Investments				Investments			
	Type of Business	% Shareholding		Cost method		Equity method		Cost method		Equity method	
		June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Thai Administration Services Co., Ltd.	Service	51.00%	51.00%	51.0	38.6	50.9	29.2	51.0	38.6	50.9	29.2
Merrill Lynch Phatra Securities Co., Ltd.	Securities	49.00%	49.00%	2,149.9	2,149.9	1,747.2	1,775.0	2,149.9	2,149.9	1,747.2	1,775.0
Business Venture Promotion Co., Ltd.	Venture Capital	32.50%	32.50%	39.0	39.0	26.1	26.2	39.0	39.0	26.1	26.2
Processing Center Co., Ltd.	Service	30.00%	30.00%	3.0	3.0	116.1	116.5	3.0	3.0	116.1	116.5
N.C. Associate Co., Ltd.	Manufacturing	28.23%	28.23%	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3
Rural Capital Partners Co., Ltd.	Venture Capital	27.50%	27.50%	2.3	2.3	2.4	2.3	2.3	2.3	2.4	2.3
Progress Information Co., Ltd.	Service	20.00%	20.00%	14.5	14.5	4.3	5.8	14.5	14.5	4.3	5.8
Thai Farmers Heller Factoring Co., Ltd.	Service	20.00%	20.00%	24.6	24.6	41.5	37.4	24.6	24.6	41.5	37.4
M. Grand Hotel Co., Ltd.	Hotel	20.00%	20.00%	355.1	355.1	211.1	221.8	355.1	355.1	211.1	221.8
E.S. Industries Co., Ltd. (allowance for diminution in value has been fully provided)	Industry	20.00%	20.00%	11.0	11.0	11.0	11.0	11.0	11.0	11.0	11.0
Total				2,705.1	2,689.9	2,377.8	2,373.4	16,086.6	16,071.4	9,482.1	9,124.1
Less Allowance for impairment				(1,463.1)	(1,463.1)	(912.5)	(946.4)	(4,415.0)	(4,415.0)	(912.5)	(946.4)
Investments in subsidiaries and associated companies - net				1,242.0	1,226.8	1,465.3	1,427.0	11,671.6	11,656.4	8,569.6	8,177.7

The recording of investments in subsidiaries and associated companies by using the equity method in the financial statements is based on financial information obtained from financial statements audited or reviewed in accordance with standards established by The Institute of Certified Accountants and Auditors of Thailand and from management information, which has not been audited or reviewed by the auditors in accordance with standards established by The Institute of Certified Accountants and Auditors of Thailand.

Investments held by the Bank and its subsidiaries, that comprise less than 10% of those companies shares and not investments in subsidiaries and associated companies, classified by industry are as follows:

(Million Baht)

	Consolidated		The Bank	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Manufacturing and commerce	316.9	884.3	316.9	884.3
Property development and construction	674.7	674.7	674.7	674.7
Infrastructure and services	6.8	14.8	1.3	9.3
Others	816.4	922.5	816.4	922.5
Total	1,814.8	2,496.3	1,809.3	2,490.8

The financial position and results of operations of its subsidiaries in the consolidated financial statements set out below:

Thonburi Asset Management Company Limited

Condensed Balance Sheets

(Audited)

(Amounts in Thousand Baht)

	June 30, 2002	December 31, 2001
ASSETS		
Cash	5	5
Interbank and money market items	308,469	118,213
Investments - net	-	347
Investments in receivables - net	21,213,608	22,961,602
Properties foreclosed - net	192,064	168,819
Equipment - net	1,601	1,551
Other Assets - net	29,237	42,457
Total Assets	21,744,984	23,292,994
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Interbank and money market items	19,280,000	20,600,000
Other liabilities	125,266	105,072
Shareholders' Equity	2,339,718	2,587,922
Total Liabilities and Shareholders' Equity	21,744,984	23,292,994

Thonburi Asset Management Company Limited

Condensed Statements of Income

(Amounts in Thousand Baht

Except Loss per Share)

	For the Three-Month Periods Ended June 30,		For the Six-Month Periods Ended June 30,	
	2002	2001	2002	2001
	(Reviewed)		(Audited)	
Interest income	382,369	271,824	731,501	533,330
Interest expense	100,792	140,129	216,656	299,719
Net income from interest	281,577	131,695	514,845	233,611
Loss on impairment of investments in receivables (reversal)	(11,261)	(9,441)	(41,782)	350,559
Loss on debt restructuring of investments in receivables	107,132	77,690	386,387	130,602
Net income (expense) from interest after loss on impairment and loss on debt restructuring of investments in receivables	185,706	63,446	170,240	(247,550)
Non-interest income	22,383	7,269	45,939	11,401
Non-interest expense	247,216	202,891	464,359	345,644
Net loss	(39,127)	(132,176)	(248,180)	(581,793)
Loss per share (Baht)	(0.06)	(0.22)	(0.41)	(0.97)

Thonburi Asset Management Company Limited

Statements of Cash Flows

For the Six-Month Periods Ended June 30, 2002 and 2001

(Audited)

(Amounts in Thousand Baht)

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	(248,180)	(581,793)
Add (less) Adjustments to reconcile net loss to net cash		
from operating activities		
Gain on investments in securities	(141)	-
Loss on impairment of investments in receivables (reversal)	(41,782)	350,559
Loss on debt restructuring of investments in receivables	386,387	130,602
Interest income from amortization of revaluation allowance for debt restructuring	(108,937)	-
Loss on impairment of properties foreclosed	25,454	3,550
Depreciation	211	166
Amortization of deferred charges	15,757	15,757
Loss on impairment of other assets	85,745	17,493
Increase (decrease) in accrued interest payables	19,547	(5,909)
(Decrease) increase in other accrued expenses	(3,810)	26,580
Income (loss) from operations before changes		
in operating assets and liabilities	130,251	(42,995)
Decrease (increase) in operating assets		
Investments in receivables	1,407,617	990,219
Properties foreclosed	56,010	-
Other assets	(88,282)	(5,757)
Increase (decrease) in operating liabilities		
Other liabilities	4,457	(357)
Net Cash Provided by Operating Activities	1,510,053	941,110
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of long-term investments	464	-
Purchases of equipment	(261)	(285)
Net Cash Provided by (Used in) Investing Activities	203	(285)
CASH FLOWS FROM FINANCING ACTIVITIES		
Decrease in borrowings from bank	(1,320,000)	(918,487)
Net Cash Used in Financing Activities	(1,320,000)	(918,487)
Net increase in cash and cash equivalents	190,256	22,338
Cash and cash equivalents at beginning of the period	118,218	141,380
Cash and cash equivalents at the end of the period	308,474	163,718

Thonburi Asset Management Company Limited

Statements of Cash Flows

For the Six-Month Periods Ended June 30, 2002 and 2001

(Audited)

(Amounts in Thousand Baht)

	2002	2001
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION		
Cash paid during the period		
Interest expense	197,110	305,628
Income tax	300	-

Chanthaburi Asset Management Company Limited

Condensed Balance Sheets

(Audited)

(Amounts in Thousand Baht)

	June 30, 2002	December 31,2001
ASSETS		
Cash	7	7
Interbank and money market items	88,314	105,147
Investments - net	159,200	184,837
Investments in receivables - net	14,963,272	16,125,133
Properties foreclosed - net	2,342,786	2,081,563
Leasehold improvement and equipment - net	6,222	7,258
Other assets - net	19,398	24,962
Total Assets	17,579,199	18,528,907
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Interbank and money market items	14,830,000	16,380,000
Other liabilities	41,730	37,487
Shareholders' Equity	2,707,469	2,111,420
Total Liabilities and Shareholders' Equity	17,579,199	18,528,907

Chanthaburi Asset Management Company Limited

Condensed Statements of Income

(Amounts in Thousand Baht

Except Earnings (Loss) per Share)

	For the Three-Month Periods Ended June 30,		For the Six-Month Periods Ended June 30,	
	2002	2001	2002	2001
	(Reviewed)		(Audited)	
Interest income	228,085	229,851	632,096	438,876
Interest expense	77,710	112,161	166,551	246,832
Net income from interest	150,375	117,690	465,545	192,044
Reversal of loss on impairment of investments in receivables	(16,734)	(159,837)	(24,479)	(212,082)
Loss on debt restructuring of investments in receivables	150,789	59,469	444,309	326,958
Net income from interest after loss on impairment and loss on debt restructuring of investments in receivables	16,320	218,058	45,715	77,168
Non-interest income	678,728	23,894	695,695	31,885
Non-interest expense	113,779	224,354	150,128	223,156
Net income (loss)	581,269	17,598	591,282	(114,103)
Earnings (loss) per share (Baht)	1.16	0.03	1.18	(0.23)

Chanthaburi Asset Management Company Limited

Statements of Cash Flows

For the Six-Month Periods Ended June 30, 2002 and 2001

(Audited)

(Amounts in Thousand Baht)

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	591,282	(114,103)
Add (less) Adjustments to reconcile net income (loss) to net cash from operating activities		
Reversal of loss on impairment of investments in securities	-	(16,200)
Gain on disposal of available-for-sale investments	(8,839)	-
Amortization of premium on bond	8	-
Reversal of loss on impairment of investments in receivables	(24,479)	(212,082)
Loss on debt restructuring of investments in receivables	444,309	326,958
Interest income from amortization of revaluation allowance for debt restructuring	(34,735)	-
Loss on impairment of properties foreclosed	56,200	109,314
Depreciation	1,063	1,033
Amortization of deferred charges	2,003	2,002
Loss on impairment of other assets (reversal)	(1,678)	2,841
Decrease in accrued interest payables	(384)	(20,954)
(Decrease) increase in other accrued expenses	(7,214)	21,482
Income from operations before changes in operating assets and liabilities	1,017,536	100,291
Decrease (increase) in operating assets		
Investments in receivables	361,078	587,344
Properties foreclosed	98,263	-
Other assets	5,239	(6,654)
Decrease in operating liabilities		
Other liabilities	11,842	27,195
Net Cash Provided by Operating Activities	1,493,958	708,176
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of long-term investments	39,236	-
Purchases of equipment	(27)	(5)
Net Cash Provided by (Used in) Investing Activities	39,209	(5)

Chanthaburi Asset Management Company Limited

Statements of Cash Flows

For the Six-Month Periods Ended June 30, 2002 and 2001

(Audited)

(Amounts in Thousand Baht)

	2002	2001
CASH FLOWS FROM FINANCING ACTIVITIES		
Decrease in borrowings from bank	(1,550,000)	(637,010)
Net Cash Used in Financing Activities	(1,550,000)	(637,010)
Net (decrease) increase in cash and cash equivalents	(16,833)	71,161
Cash and cash equivalents at beginning of the period	105,154	136,179
Cash and cash equivalents at the end of the period	88,321	207,340
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION		
Cash paid during the period		
Interest expense	166,935	267,786
Income tax	1,540	585

Progress Land and Buildings Company Limited

Condensed Balance Sheets

(Amounts in Thousand Baht)

	June 30, 2002 (Reviewed)	December 31, 2001 (Audited)
ASSETS		
Assets		
Cash	110,468	90,209
Other current assets	5,799	5,118
Properties foreclosed - net	958,609	968,941
Premises and equipment - net	387,933	394,169
Other assets	143	150
Total Assets	1,462,952	1,458,587
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	9,342	9,674
Shareholders' equity	1,453,610	1,448,913
Total Liabilities and Shareholders' Equity	1,462,952	1,458,587

Progress Land and Buildings Company Limited

Condensed Statements of Income

(Reviewed)

(Amounts in Thousand Baht

Except Earnings (Loss) per Share)

	For the Three-Month Periods Ended June 30,		For the Six-Month Periods Ended June 30,	
	2002	2001	2002	2001
Revenues	19,106	8,589	21,590	17,341
Expenses	16,491	94,913	16,893	103,245
Net income (loss)	2,615	(86,324)	4,697	(85,904)
Earnings (loss) per share (Baht)	0.13	(4.32)	0.23	(4.30)

Thai Farmers Asset Management Company Limited

Condensed Balance Sheets

(Audited)

(Amounts in Thousand Baht)

	June 30, 2002	December 31, 2001
ASSETS		
Assets		
Cash	139,846	516,913
Investments - net	452,562	75,720
Fees receivable	46,592	60,149
Properties foreclosed - net	1,373	1,373
Premises and equipment - net	193,488	197,145
Other assets	481,357	514,027
Total Assets	1,315,218	1,365,327
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	53,699	71,131
Shareholders' Equity	1,261,519	1,294,196
Total Liabilities and Shareholders' Equity	1,315,218	1,365,327

Thai Farmers Asset Management Company Limited

Condensed Statements of Income

(Amounts in Thousand Baht
Except Earnings per Share)

	For the Three-Month Periods Ended June 30,		For the Six-Month Periods Ended June 30,	
	2002	2001	2002	2001
	(Reviewed)		(Audited)	
Revenues	116,420	100,402	226,856	203,271
Expenses	86,472	88,693	170,739	165,307
Net income	29,948	11,709	56,117	37,964
Earnings per share (Baht)	1.11	0.43	2.07	1.40

The summary of financial position and results of operations of its subsidiaries which not included in the consolidated financial statements are as follows :

(Million Baht)

	Balance Sheets					
	June 30, 2002 (Reviewed)			December 31, 2001 (Audited)		
	Total Assets	Total Liabilities	Shareholders' Equity	Total Assets	Total Liabilities	Shareholders' Equity
Thai Farmers Research Center Co., Ltd.	35.4	1.3	34.1	35.8	1.1	34.7
Kanpai Co., Ltd.	69.0	27.4	41.6	66.1	30.2	35.9
Progress Plus Co., Ltd.	24.4	18.1	6.3	36.4	32.3	4.1
Progress Facilities Management Co., Ltd.	10.9	2.1	8.8	10.5	2.9	7.6
Progress Services Co., Ltd.	5.8	1.4	4.4	5.8	1.2	4.6
Progress Management Co., Ltd.	12.0	2.5	9.5	11.4	2.9	8.5
Progress Storage Co., Ltd.	3.4	0.6	2.8	0.2	-	0.2
Progress Appraisal Co., Ltd.	44.2	7.4	36.8	40.9	6.9	34.0
Progress Software Co., Ltd.	46.7	5.5	41.2	39.4	5.5	33.9
Thai Administration Services Co., Ltd.	127.5	27.6	99.9	90.0	32.8	57.2
	379.3	93.9	285.4	336.5	115.8	220.7

(Million Baht Except Earnings (Loss) per Share)

	Statements of Income For the Three-Month Periods Ended June 30, (Reviewed)							
	2002				2001			
	Revenues	Expenses	Net Income (loss)	Earnings (Loss) per Share(Baht)	Revenues	Expenses	Net Income (loss)	Earnings (Loss) per Share(Baht)
Thai Farmers Research Center Co., Ltd.	9.6	9.4	0.2	1.45	10.7	9.2	1.5	14.90
Kanpai Co., Ltd.	29.6	25.0	4.6	22.94	24.4	22.5	1.9	9.62
Progress Plus Co., Ltd.	48.9	47.0	1.9	8.31	35.6	34.8	0.8	3.66
Progress Facilities Management Co., Ltd.	44.0	43.4	0.6	12.94	31.7	31.6	0.1	3.06
Progress Services Co., Ltd.	22.2	22.1	0.1	3.68	19.1	18.9	0.2	9.96
Progress Management Co., Ltd.	5.3	5.2	0.1	2.10	5.2	4.3	0.9	14.66
Progress Storage Co., Ltd.	-	0.2	(0.2	(6.80)	-	-	-	-
Progress Appraisal Co., Ltd.	21.3	18.8	2.5	503.90	25.9	19.9	6.0	1,193.93
Progress Software Co., Ltd.	24.4	16.7	7.7	76.98	16.8	11.7	5.1	50.67
Thai Administration Services Co., Ltd.	32.2	18.1	14.1	1.41	-	2.5	(2.5)	(0.25)
	237.5	205.9	31.6		169.4	155.4	14.0	

(Million Baht Except Earnings (Loss) per Share)

Statements of Income

For the Six-Month Periods Ended June 30,

(Reviewed)

	2002				2001			
	Revenues	Expenses	Net Income (loss)	Earnings (Loss) per Share(Baht)	Revenues	Expenses	Net Income (loss)	Earnings (Loss) per Share(Baht)
Thai Farmers Research Center Co., Ltd.	20.0	20.6	(0.6)	(6.40)	20.3	18.3	2.0	20.24
Kanpai Co., Ltd.	57.6	51.9	5.7	28.48	48.5	44.3	4.2	21.19
Progress Plus Co., Ltd.	83.3	81.1	2.2	9.57	61.2	60.0	1.2	5.07
Progress Facilities Management Co., Ltd.	91.0	89.8	1.2	23.98	63.7	63.4	0.3	5.49
Progress Services Co., Ltd.	46.4	46.6	(0.2)	(11.27)	39.2	38.7	0.5	24.29
Progress Management Co., Ltd.	10.1	9.1	1.0	17.07	9.1	7.6	1.5	25.63
Progress Storage Co., Ltd.	-	0.2	(0.2)	(5.32)	-	-	-	-
Progress Appraisal Co., Ltd.	35.5	32.7	2.8	560.72	53.0	36.9	16.1	3,208.76
Progress Software Co., Ltd.	44.9	34.6	10.3	102.75	27.2	24.9	2.3	23.45
Thai Administration Services Co., Ltd.	40.2	21.9	18.3	1.83	-	2.9	(2.9)	(0.29)
	429.0	388.5	40.5		322.2	297.0	25.2	

4.5 Loans and Accrued Interest Receivables

Loans and accrued interest receivables consist of:

1. Classified by Type of Loans

(Million Baht)

	Consolidated		The Bank	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Overdrafts	134,183.3	136,145.1	120,471.5	123,219.4
Loans	226,214.0	230,297.9	208,975.5	214,284.1
Bills	95,550.6	93,701.2	118,591.9	118,311.6
Others	11,739.7	16,342.6	10,700.9	10,324.9
Total	467,687.6	476,486.8	458,739.8	466,140.0
Add Accrued interest receivables	3,530.0	4,072.5	1,922.1	2,102.8
Less Allowance for doubtful accounts	(51,037.1)	(51,325.6)	(27,618.0)	(25,000.8)
Less Revaluation allowance for debt restructuring	(2,865.3)	(3,781.4)	(2,741.2)	(3,699.4)
Less Normalized provisioning	(400.0)	-	(400.0)	-
Total	416,915.2	425,452.3	429,902.7	439,542.6

2. Classified by Maturity of Contracts

(Million Baht)

	Consolidated		The Bank	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Within 1 year	304,823.3	306,845.2	308,157.6	306,829.3
Over 1 year	166,394.3	173,714.1	152,504.3	161,413.5
Total	471,217.6	480,559.3	460,661.9	468,242.8

3. Classified by Currencies and Residency of Debtors

(Million Baht)

	Consolidated					
	June 30, 2002			December 31, 2001		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	453,436.5	16.1	453,452.6	462,330.0	14.7	462,344.7
US Dollar	14,596.1	1,718.3	16,314.4	14,587.8	2,439.4	17,027.2
Other currencies	1,329.2	121.4	1,450.6	1,014.2	173.2	1,187.4
Total	469,361.8	1,855.8	471,217.6	477,932.0	2,627.3	480,559.3

(Million Baht)

	The Bank					
	June 30, 2002			December 31, 2001		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	442,880.8	16.1	442,896.9	450,013.5	14.7	450,028.2
US Dollar	14,596.1	1,718.3	16,314.4	14,587.8	2,439.4	17,027.2
Other currencies	1,329.2	121.4	1,450.6	1,014.2	173.2	1,187.4
Total	458,806.1	1,855.8	460,661.9	465,615.5	2,627.3	468,242.8

4. Classified by Type of Business and Classification

(Million Baht)

	Consolidated June 30, 2002					
	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Total
Agricultural and mining	11,943.9	373.1	234.9	459.5	2,642.0	15,653.4
Manufacturing and commerces	219,167.1	5,769.4	6,476.0	8,556.1	41,869.4	281,838.0
Property development and construction	24,808.7	1,071.4	1,235.3	1,230.5	13,322.0	41,667.9
Infrastructure and services	50,994.8	949.5	1,209.3	1,513.1	8,103.6	62,770.3
Housing loans	32,822.5	1,266.0	989.0	1,107.3	12,339.0	48,523.8
Others	16,973.0	266.3	272.6	631.0	2,781.7	20,924.6
	356,710.0	9,695.7	10,417.1	13,497.5	81,057.7	471,378.0
Unearned discounts received in advance						(160.4)
Total						471,217.6

(Million Baht)

	Consolidated December 31, 2001					
	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Total
Agricultural and mining	11,493.3	513.4	451.8	551.1	2,664.2	15,673.8
Manufacturing and commerces	228,425.5	6,302.7	6,360.7	9,681.2	43,227.4	293,997.5
Property development and construction	27,538.4	1,061.6	1,501.6	2,482.3	14,439.9	47,023.8
Infrastructure and services	51,578.6	1,529.9	2,158.9	2,401.0	8,367.6	66,036.0
Housing loans	35,147.6	1,419.4	1,181.6	1,017.7	12,467.2	51,233.5
Others	2,058.7	342.1	273.5	1,548.2	2,540.8	6,763.3
	356,242.1	11,169.1	11,928.1	17,681.5	83,707.1	480,727.9
Unearned discounts received in advance						(168.6)
Total						480,559.3

(Million Baht)

	The Bank					
	June 30, 2002					
	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Total
Agricultural and mining	11,852.2	369.1	189.0	459.5	2,209.6	15,079.4
Manufacturing and commerces	215,366.1	4,897.2	6,315.3	8,471.1	21,397.8	256,447.5
Property development and construction	23,640.2	1,012.6	895.2	1,198.0	8,239.8	34,985.8
Infrastructure and services	49,513.8	862.5	1,191.5	1,506.9	5,479.5	58,554.2
Housing loans	31,123.2	1,174.5	965.5	1,105.6	8,779.9	43,148.7
Others	50,024.9	192.4	222.2	536.6	1,630.6	52,606.7
	381,520.4	8,508.3	9,778.7	13,277.7	47,737.2	460,822.3
Unearned discounts received in advance						(160.4)
Total						460,661.9

(Million Baht)

	The Bank					
	December 31, 2001					
	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Total
Agricultural and mining	11,354.2	513.4	446.9	551.1	2,205.5	15,071.1
Manufacturing and commerces	224,460.3	5,953.1	6,022.8	9,672.2	19,424.6	265,533.0
Property development and construction	26,152.8	906.8	1,438.5	2,477.4	8,720.9	39,696.4
Infrastructure and services	49,823.5	1,205.1	2,106.9	2,401.0	5,533.1	61,069.6
Housing loans	32,966.9	1,303.3	1,163.1	1,016.8	8,851.2	45,301.3
Others	38,048.2	321.9	248.9	1,543.3	1,577.7	41,740.0
	382,805.9	10,203.6	11,427.1	17,661.8	46,313.0	468,411.4
Unearned discounts received in advance						(168.6)
Total						468,242.8

5. Classified by Type of Classification

(Million Baht)

	Consolidated June 30, 2002			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts
Normal	356,710.0	108,117.0	1	3,567.1
Special Mention	9,695.7	1,619.9	2	193.9
Sub-Standard	10,417.1	3,734.0	20	746.8
Doubtful	13,497.5	5,044.5	50	2,522.3
Loss	81,057.7	20,383.7	100	20,383.7
Allowance established in excess of BOT regulations	-	-		23,623.3
	471,378.0	138,899.1		51,037.1
Unearned discounts received in advance	(160.4)	(160.4)		
Total	471,217.6	138,738.7		

(Million Baht)

	Consolidated December 31, 2001			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts
Normal	356,242.1	119,917.2	1	3,562.4
Special Mention	11,169.1	1,764.9	2	223.4
Sub-Standard	11,928.1	3,423.2	20	684.6
Doubtful	17,681.5	6,821.7	50	3,410.9
Loss	83,707.1	17,797.9	100	17,797.9
Allowance established in excess of BOT regulations	-	-		25,646.4
	480,727.9	149,724.9		51,325.6
Unearned discounts received in advance	(168.6)	(168.6)		
Total	480,559.3	149,556.3		

(Million Baht)

	The Bank			
	June 30, 2002			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts
Normal	381,520.4	140,553.9	1	3,815.2
Special Mention	8,508.3	1,345.6	2	170.2
Sub-Standard	9,778.7	3,492.6	20	698.5
Doubtful	13,277.7	4,931.3	50	2,465.7
Loss	47,737.2	4,690.0	100	4,690.0
Allowance established in excess of BOT regulations	-	-		15,778.4
	460,822.3	155,013.4		27,618.0
Unearned discounts received in advance	(160.4)	(160.4)		
Total	460,661.9	154,853.0		

(Million Baht)

	The Bank			
	December 31, 2001			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts
Normal	382,805.9	155,028.9	1	3,828.1
Special Mention	10,203.6	1,671.2	2	204.1
Sub-Standard	11,427.1	3,233.1	20	646.6
Doubtful	17,661.8	6,820.6	50	3,410.3
Loss	46,313.0	-	100	-
Allowance established in excess of BOT regulations	-	-		16,911.7
	468,411.4	166,753.8		25,000.8
Unearned discounts received in advance	(168.6)	(168.6)		
Total	468,242.8	166,585.2		

Non-performing loans represent loans for which interest or principal repayment has been in arrears for more than 3 months from their due dates according to the Bank of Thailand.

As at June 30, 2002, non-performing loans (including financial institutions) based on the Bank of Thailand notification dated February 18, 2002 which are summarized as follows:

(Million Baht)

		June 30, 2002	
		Thonburi - AMC	The Bank and
	The Bank	(Original principals)	Thonburi - AMC
Non-performing loans	62,281.3	32,573.3	94,854.6
Percentage of total loans	13.43	75.65	20.07

As at December 31, 2001, non-performing loans (including financial institutions) based on the Bank of Thailand notification dated September 22, 1999 which are summarized as follows:

(Million Baht)

		December 31, 2001	
		Thonburi - AMC	The Bank and
	The Bank	(Original principals)	Thonburi - AMC
Non-performing loans	62,722.9	36,018.4	98,741.3
Percentage of total loans	13.10	76.11	20.19

Non-accrual loans (including financial institutions) are as follows:

(Million Baht)

		June 30, 2002	
		Thonburi - AMC	The Bank and
	The Bank	(Original principals)	Thonburi - AMC
Non-accrual loans	130,246.2	43,057.8	173,304.0
Percentage of total loans	28.09	100.00	36.67

(Million Baht)

		December 31, 2001	
		Thonburi - AMC	The Bank and
	The Bank	(Original principals)	Thonburi - AMC
Non-accrual loans	133,320.7	47,326.8	180,647.5
Percentage of total loans	27.85	100.00	36.93

Loans to listed companies under rehabilitation are as follows:

(Million Baht)

	Consolidated					
	June 30, 2002			December 31, 2001		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies under rehabilitation	2,138.2	1,874.4	37.5	2,330.3	1,661.5	123.1

(Million Baht)

	The Bank					
	June 30, 2002			Dcember 31, 2001		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies under rehabilitation	2,009.0	1,770.6	21.8	2,106.1	1,526.7	20.2

The outstanding balances of loans to the Bank's wholly owned asset management companies are as follows:

(Million Baht)

	June 30, 2002			
	Type of loans	Maturity	Interest rate	Amount
Thonburi Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	19,280.0
Chanthaburi Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	14,830.0

(Million Baht)

	December 31, 2001			
	Type of loans	Maturity	Interest rate	Amount
Thonburi Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	20,600.0
Chanthaburi Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	16,380.0

Transferring of Sub-Quality Assets to Thai Assets Management Corporation (TAMC)

In accordance with Emergency Decree on the Thai Assets Management Corporation B.E. 2544, on October 12, 2001, the Bank signed an Asset Transfer Agreement with TAMC to transfer eligible sub-quality assets outstanding as at December 31, 2000 to TAMC. All rights and duties associated with each transferred sub-quality asset are transferred to TAMC at a price determined by the appraised value of the underlying collateral provided that it does not exceed the book value of credits less existing regulatory required provisions outstanding on the transfer date. TAMC has 180 days after each transfer date to examine the eligibility of transferred sub-quality assets. TAMC will then confirm the transfer price within seven days after the end of the examination period. After confirming the price, TAMC will issue non-transferable 10-year callable notes guaranteed by FIDF. The note will bear a coupon equal to weighted average of deposit rates of five major banks which will be paid at the end of each year by means of a non-transferable extendable 1-year note guaranteed by FIDF. The rights to receive such promissory notes were included in investments in held-to-maturity debt instruments.

As per the Emergency Decree on the Thai Assets Management Corporation B.E.2544 and the Asset Transfer Agreement, TAMC and the Bank will share the profits or jointly be responsible for the losses from transferred assets on the fifth and the tenth anniversaries starting from July 1, 2001. In the case of losses, the Bank will be responsible for the first portion of losses, not exceeding 20% of the transfer price. The second portion of losses, not exceeding 20% of the transfer price, will be equally shared between TAMC and the Bank. The remaining losses will be absorbed by TAMC. In addition, expenses of TAMC are included in gain or loss sharing. In the case of profits, the first portion of profits - up to 20% of transfer price - will be equally between TAMC and the Bank. Should there be any extra profits, the Bank is entitled to the remaining profits up to the gross book value of the assets less the transfer price and the Bank's share in the first portion of the profits.

For the year 2001 and for the six-month period ended June 30, 2002 the Bank transferred to TAMC sub-quality assets relating to 219 borrowers and 27 borrowers with gross book value as of transfer dates of Baht 12,214.0 million (after adjust) and Baht 1,837.8 million, respectively. The estimated aggregate transfer price was Baht 9,346.7 million (after adjust) and Baht 510.7 million. At present, TAMC is examining the assets and will confirm the transfer price in order to issue the note to the Bank within the aforementioned timeframe. In the anticipation of any potential losses on asset transferal, the Bank set aside additional provisions for loan losses amounting to Baht 1,290.0 million in the third quarter of 2001.

4.6 Troubled Debt Restructuring

The Bank and its subsidiaries (Thonburi - AMC and Chanthaburi - AMC) have entered into many contracts for debt restructuring. The following are only those restructurings which resulted in a loss to the Bank and its subsidiaries.

(Million Baht)

		Consolidated				
		June 30, 2002				
		The Outstanding Debt		Transferred Assets		
		Before	After			Loss on Debt
Types of Restructuring	Cases	Restructuring	Restructuring	Types	Fair Value	Restructuring
Transfers of assets	1,960	2,966.0	-	Cash, land, premises and investments	1,810.6	1,155.4
Changes of repayment conditions	282	3,831.0	3,518.4	-	-	683.8
Debt restructuring in various forms	23	2,366.6	1,486.6	Cash, land, premises And investments	452.0	956.4
Total	2,265	9,163.6	5,005.0		2,262.6	2,795.6

(Million Baht)

		Consolidated				
		June 30, 2001				
		The Outstanding Debt		Transferred Assets		
		Before	After			Loss on Debt
Types of Restructuring	Cases	Restructuring	Restructuring	Types	Fair Value	Restructuring
Transfers of assets	168	1,870.4	-	Cash, land, premises and investments	1,392.8	477.6
Changes of repayment Conditions	230	4,432.3	4,264.9	-	-	628.5
Debt restructuring in various forms	21	3,964.7	3,204.6	Cash, land, premises and investments	716.6	1,389.1
Total	419	10,267.4	7,469.5		2,109.4	2,495.2

(Million Baht)

The Bank

June 30, 2002

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	The Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	1,785	2,292.8	-	Cash, land, premises and investments	1,279.0	1,013.8
Changes of repayment Conditions	141	1,999.0	1,985.1	-	-	249.5
Debt restructuring in various forms	15	1,845.5	1,167.1	Cash, land, premises and investments	429.0	701.6
Total	1,941	6,137.3	3,152.2		1,708.0	1,964.9

(Million Baht)

The Bank

June 30, 2001

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	The Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	105	1,011.0	-	Cash, land, premises and investments	763.0	248.1
Changes of repayment Conditions	145	3,400.6	3,397.9	-	-	443.5
Debt restructuring in various forms	18	3,771.6	3,068.1	Cash, land, premises and investments	703.1	1,346.0
Total	268	8,183.2	6,466.0		1,466.1	2,037.6

For the three-month periods ended June 30, 2002 and 2001, the Bank and its subsidiaries recognized interest income from debt restructuring of Baht 317.5 million and Baht 565.6 million respectively on a consolidated basis and Baht 261.8 million and Baht 555.4 million respectively for the Bank only.

For the six-month periods ended June 30, 2002 and 2001, the Bank and its subsidiaries recognized interest income from debt restructuring of Baht 743.1 million and Baht 1,000.1 million respectively on a consolidated basis and Baht 540.7 million and Baht 979.7 million respectively for the Bank only.

During the six-month periods ended June 30, 2002 and 2001, the Bank and its subsidiaries engaged in debt restructuring contracts that had no losses incurred from the restructuring, totaling 14,106 cases and 20,340 cases respectively and 12,395 cases and 19,044 cases respectively for the Bank only. The outstanding amount of debt before restructuring was Baht 29,000.6 million and Baht 37,091.0 million respectively for the Bank and its subsidiaries and Baht 24,186.6 million and Baht 32,179.3 million respectively for the Bank only.

As at June 30, 2002 and December 31, 2001, the Bank and its subsidiaries had outstanding balances of investments in restructured debt of Baht 25,185.3 million and Baht 28,926.7 million respectively on the consolidated basis and Baht 22,640.7 million and Baht 25,997.9 million respectively for the Bank only. The Bank has commitments to extend additional loans to these debtors in the amount of Baht 152.6 million and Baht 155.8 million respectively.

4.7 Allowance for Doubtful Accounts

The movements in the allowance for doubtful accounts during the period/year are as follows:

(Million Baht)

Consolidated

June 30, 2002

	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Uncollectible	Allowance Established in Excess of BOT Regulations	Total
Balance at beginning of the period	3,562.4	223.4	684.6	3,410.9	17,797.9	-	25,646.4	51,325.6
Doubtful accounts (reversal)	4.7	(29.5)	62.2	(888.6)	2,134.5	-	(2,023.1)	(739.8)
Bad debt recovered	-	-	-	-	4,703.9	-	-	4,703.9
Bad debt written off	-	-	-	-	(2,461.8)	-	-	(2,461.8)
Allowance for loans sold to TAMC	-	-	-	-	(1,327.1)	-	-	(1,327.1)
Others	-	-	-	-	(463.7)	-	-	(463.7)
Balance at end of the period	3,567.1	193.9	746.8	2,522.3	20,383.7	-	23,623.3	51,037.1

(Million Baht)

Consolidated

December 31, 2001

	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Uncollectible	Allowance Established in Excess of BOT Regulations	Total
Balance at beginning of the year	3,492.0	190.4	1,055.5	2,990.1	21,144.8	5.5	25,865.3	54,743.6
Doubtful accounts (reversal)	70.4	33.0	(370.9)	420.8	(668.1)	(5.5)	(218.9)	(739.2)
Bad debt recovered	-	-	-	-	17,786.5	-	-	17,786.5
Bad debt written off	-	-	-	-	(16,351.8)	-	-	(16,351.8)
Allowance for loans sold to TAMC	-	-	-	-	(2,867.3)	-	-	(2,867.3)
Others	-	-	-	-	(1,246.2)	-	-	(1,246.2)
Balance at end of the year	3,562.4	223.4	684.6	3,410.9	17,797.9	-	25,646.4	51,325.6

(Million Baht)

The Bank

June 30, 2002

	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Uncollectible	Allowance Established in Excess of BOT Regulations	Total
Balance at beginning of the period	3,828.1	204.1	646.6	3,410.3	-	-	16,911.7	25,000.8
Doubtful accounts (reversal)	(12.9)	(33.9)	51.9	(944.6)	1,374.8	-	(1,133.3)	(698.0)
Bad debt recovered	-	-	-	-	4,703.9	-	-	4,703.9
Bad debt written off	-	-	-	-	(135.5)	-	-	(135.5)
Allowance for loans sold to TAMC	-	-	-	-	(1,327.1)	-	-	(1,327.1)
Others	-	-	-	-	73.9	-	-	73.9
Balance at end of the period	3,815.2	170.2	698.5	2,465.7	4,690.0	-	15,778.4	27,618.0

(Million Baht)

	The Bank							
	December 31, 2001							
	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Uncollectible	Allowance Established in Excess of BOT Regulations	Total
Balance at beginning of the year	3,854.6	182.4	1,048.2	2,970.6	-	5.5	13,747.0	21,808.3
Doubtful accounts (reversal)	(26.5)	21.7	(401.6)	439.7	(4,210.6)	(5.5)	3,164.7	(1,018.1)
Bad debt recovered	-	-	-	-	17,786.5	-	-	17,786.5
Bad debt written off	-	-	-	-	(10,634.9)	-	-	(10,634.9)
Allowance for loans sold to TAMC	-	-	-	-	(2,867.3)	-	-	(2,867.3)
Others	-	-	-	-	(73.7)	-	-	(73.7)
Balance at ending of the year	3,828.1	204.1	646.6	3,410.3	-	-	16,911.7	25,000.8

In 2002, the Bank of Thailand has cancelled the regulations on loans written off for the unsecured and fully reserved doubtful loans in the notification: "Worthless or irrecoverable assets and other doubtful assets which may be worthless or irrecoverable" dated February 18, 2002. As at June 30, 2002, the Bank has the portion of loans (including accrued interest receivable), classified as loss that exceeded collateral value and fully reserved in accordance with the regulations of the Bank of Thailand, which has not been written off totalling Baht 5,519.1 million.

For the six-month periods ended June 30, 2001, the Bank wrote off the portion of loans (including accrued interest receivables), classified as loss that exceeded collateral value calculated in accordance with the regulations of the Bank of Thailand, and non-collectible portion totalling Baht 5,625.9 million.

4.8 Revaluation Allowance for Debt Restructuring

The movements in the revaluation allowance for debt restructuring during the period/year are as follows:

(Million Baht)

	Consolidated		The Bank	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Balance at beginning of the period/year	3,781.4	3,101.9	3,699.4	3,101.9
Addition (reversal)	(557.2)	1,815.8	(708.2)	1,681.0
Amortization	(358.9)	(1,136.3)	(250.0)	(1,083.5)
Balance at end of the period/year	2,865.3	3,781.4	2,741.2	3,699.4

4.9 Normalized Provisioning

For the quarter ended June 30, 2002, the Bank has set aside a normalized provisioning amounting to Baht 400.0 million which covers the first and second quarter in 2002.

4.10 Properties Foreclosed

Properties foreclosed consist of:

(Million Baht)

	Consolidated			
	June 30, 2002			
Type of Properties Foreclosed	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	17,847.6	1,042.2	(1,195.5)	17,694.3
1.2 Movable assets	25.6	-	-	25.6
Total	17,873.2	1,042.2	(1,195.5)	17,719.9
2. Others	1,100.4	126.3	(13.5)	1,213.2
Total Properties foreclosed	18,973.6	1,168.5	(1,209.0)	18,933.1
Less Allowance for impairment	(4,121.2)	(189.9)	201.6	(4,109.5)
Total Properties Foreclosed - net	14,852.4	978.6	(1,007.4)	14,823.6

(Million Baht)

	Consolidated			
	December 31, 2001			
Type of Properties Foreclosed	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	14,701.2	4,567.1	(1,420.7)	17,847.6
1.2 Movable assets	25.6	-	-	25.6
Total	14,726.8	4,567.1	(1,420.7)	17,873.2
2. Others	1,130.5	18.9	(49.0)	1,100.4
Total Properties foreclosed	15,857.3	4,586.0	(1,469.7)	18,973.6
Less Allowance for impairment	(1,091.2)	(3,480.0)	450.0	(4,121.2)
Total Properties Foreclosed - net	14,766.1	1,106.0	(1,019.7)	14,852.4

(Million Baht)

The Bank

June 30, 2002

Type of Properties Foreclosed	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	15,512.2	510.9	(1,030.3)	14,992.8
1.2 Movable assets	25.6	-	-	25.6
Total	15,537.8	510.9	(1,030.3)	15,018.4
2. Others	6.0	126.3	-	132.3
Total Properties foreclosed	15,543.8	637.2	(1,030.3)	15,150.7
Less Allowance for impairment	(3,909.4)	(108.2)	195.7	(3,821.9)
Total Properties Foreclosed - net	11,634.4	529.0	(834.6)	11,328.8

(Million Baht)

The Bank

December 31, 2001

Type of Properties Foreclosed	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	13,629.5	2,663.9	(781.2)	15,512.2
1.2 Movable assets	25.6	-	-	25.6
Total	13,655.1	2,663.9	(781.2)	15,537.8
2. Others	6.0	18.9	(18.9)	6.0
Total Properties foreclosed	13,661.1	2,682.8	(800.1)	15,543.8
Less Allowance for impairment	(991.0)	(3,359.1)	440.7	(3,909.4)
Total Properties Foreclosed - net	12,670.1	(676.3)	(359.4)	11,634.4

The Bank has set up allowance for impairment of properties foreclosed, by taking into consideration liquidation expenses and expenses while holding title, including any possible losses. The Bank will post any expenses incurred according to their actual cost, and will reverse equal amounts of allowance for impairment of properties foreclosed in the statement of income, under the item of "loss (reversal) on impairment of properties foreclosed", net of additional allowance.

4.11 Classified Assets

The Bank and its subsidiaries classified assets consist of investments, loans and accrued interest receivables (including financial institutions), properties foreclosed and other assets, which are categorized in compliance with the regulations of the Bank of Thailand, including their analysis of each loan and appraisal of the financial standing of each borrower as follows:

(Million Baht)

	Consolidated June 30, 2002				
	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	365,960.1	-	-	3.6	365,963.7
Special Mention	9,695.7	-	-	-	9,695.7
Sub-Standard	10,417.1	-	-	0.1	10,417.2
Doubtful	13,497.5	-	-	0.1	13,497.6
Loss	81,057.7	6,898.8	1,781.0	1,660.8	91,398.3
Total	480,628.1	6,898.8	1,781.0	1,664.6	490,972.5

(Million Baht)

	Consolidated December 31, 2001				
	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	368,825.7	-	-	0.1	368,825.8
Special Mention	11,170.2	-	-	-	11,170.2
Sub-Standard	11,928.1	-	-	-	11,928.1
Doubtful	17,688.2	-	-	-	17,688.2
Loss	83,707.1	7,298.7	1,626.9	1,610.6	94,243.3
Total	493,319.3	7,298.7	1,626.9	1,610.7	503,855.6

(Million Baht)

	The Bank				
	June 30, 2002				
	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	390,770.5	-	-	-	390,770.5
Special Mention	8,508.3	-	-	-	8,508.3
Sub-Standard	9,778.7	-	-	-	9,778.7
Doubtful	13,277.7	-	-	-	13,277.7
Loss	47,737.2	5,093.4	1,616.5	1,430.8	55,877.9
Total	470,072.4	5,093.4	1,616.5	1,430.8	478,213.1

(Million Baht)

	The Bank				
	December 31, 2001				
	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	395,389.6	-	-	-	395,389.6
Special Mention	10,204.6	-	-	-	10,204.6
Sub-Standard	11,427.1	-	-	-	11,427.1
Doubtful	17,668.5	-	-	-	17,668.5
Loss	46,313.0	5,384.0	1,544.0	1,460.9	54,701.9
Total	481,002.8	5,384.0	1,544.0	1,460.9	489,391.7

4.12 Premises and Equipment

Changes in premises and equipment for the six-month periods ended June 30, 2002 are summarized as follows:

(Million Baht)

Consolidated

June 30, 2002

	Change of Cost					Change of Accumulated Depreciation					Change of Allowance for Impairment			Book Value	
	Beginning Balance	Purchase/ Transfer in	Revalue	Disposal/ Transfer out	Ending Balance	Beginning Balance	Depreciation	Revalue	Disposal/ Transfer out	Ending Balance	Beginning Balance	Decrease	Ending Balance	Beginning Balance	Endin Balan
Land															
Cost	3,212.1	-	-	(40.0)	3,172.1	-	-	-	-	-	563.1	(12.0)	551.1	2,649.0	2,621.0
Revalued cost in 2000	6,018.7	-	-	(18.9)	5,999.8	-	-	-	-	-	-	-	-	6,018.7	5,999.8
Building															
Cost	9,497.7	18.3	-	(134.3)	9,381.7	2,614.3	140.4	-	(46.9)	2,707.8	351.2	(6.2)	345.0	6,532.2	6,328.9
Revalued cost in 2000	4,969.6	-	-	(59.0)	4,910.6	1,679.8	78.4	-	(26.8)	1,731.4	-	-	-	3,289.8	3,179.2
Revalued cost in 2002	-	-	9.7	-	9.7	-	0.5	2.7	-	3.2	-	-	-	-	6.5
Equipment	12,896.0	639.3	-	(226.4)	13,308.9	9,226.5	531.9	-	(215.0)	9,543.4	-	-	-	3,669.5	3,765.5
Others	649.0	823.6	-	(661.4)	811.2	34.9	3.5	-	-	38.4	-	-	-	614.1	772.8
Total	37,243.1	1,481.2	9.7	(1,140.0)	37,594.0	13,555.5	754.7	2.7	(288.7)	14,024.2	914.3	(18.2)	896.1	22,773.3	22,673.7

Depreciation for the Bank and its subsidiaries for the six-month periods ended June 30, 2002 and 2001 amounted to Baht 754.7. million and Baht 802.0 million, respectively, which is presented as premises and equipment expenses in the statement of income (including depreciation of the building revaluation of Baht 78.9 million and Baht 82.7 million, respectively). As at June 30, 2002 and December 31, 2001 premises and equipment at total cost Baht 6,006.5 million and Baht 5,196.9 million, respectively, were fully depreciated but still in use.

(Million Baht)

The Bank

June 30, 2002

	Change of Cost					Change of Accumulated Depreciation					Change of Allowance for Impairment			Book Value	
	Beginning Balance	Purchase/ Transfer in	Revalue	Disposal/ Transfer out	Ending Balance	Beginning Balance	Depreciation	Revalue	Disposal/ Transfer out	Ending Balance	Beginning Balance	Decrease	Ending Balance	Beginning Balance	Ending Balance
Land															
Cost	3,116.8	-	-	(40.0)	3,076.8	-	-	-	-	-	545.0	(12.0)	533.0	2,571.8	2,543.8
Revalued cost in 2000	6,018.7	-	-	(18.9)	5,999.8	-	-	-	-	-	-	-	-	6,018.7	5,999.8
Building															
Cost	8,837.1	16.6	-	(134.3)	8,719.4	2,541.3	129.9	-	(46.9)	2,624.3	248.7	(4.9)	243.8	6,047.1	5,851.3
Revalued cost in 2000	4,969.6	-	-	(59.0)	4,910.6	1,679.8	78.4	-	(26.8)	1,731.4	-	-	-	3,289.8	3,179.2
Revalued cost in 2002	-	-	9.7	-	9.7	-	0.5	2.7	-	3.2	-	-	-	-	6.5
Equipment	12,872.8	638.8	-	(226.4)	13,285.2	9,216.1	529.8	-	(214.9)	9,531.0	-	-	-	3,656.7	3,754.2
Others	589.2	821.9	-	(661.4)	749.7	-	-	-	-	-	-	-	-	589.2	749.7
Total	36,404.2	1,477.3	9.7	(1,140.0)	36,751.2	13,437.2	738.6	2.7	(288.6)	13,889.9	793.7	(16.9)	776.8	22,173.3	22,084.5

Depreciation for the Bank for the six-month periods ended June 30, 2002 and 2001 amounted to Baht 738.6 million and Baht 785.9 million, respectively, which is presented as premises and equipment expenses in the statement of income (including depreciation of the building revaluation of Baht 78.9 million and Baht 82.7 million, respectively). As at June 30, 2002 and December 31, 2001, premises and equipment at total cost Baht 5,977.6 million and Baht 5,172.5 million, respectively, were fully depreciated but still in use.

4.13 Deferred Tax Assets and Deferred Tax Liabilities

Deferred tax assets consist of:

(Million Baht)

	Consolidated	
	June 30, 2002	December 31, 2001
Allowance for impairment of investment	13.1	13.1
Allowance for impairment of buildings	1.4	1.8
Allowance for impairment of properties foreclosed	0.2	0.2
Total	14.7	15.1

Deferred tax liabilities consisted of:

(Million Baht)

	Consolidated and The Bank	
	June 30, 2002	December 31, 2001
Appraisal surplus	2,755.7	2,792.6
Revaluation surplus on investments	805.0	831.1
Share of profit from investment on the equity method	68.7	114.8
Total	3,629.4	3,738.5

4.14 Deposits

Deposits are classified as follows:

1. Classified by Type of Deposits

(Million Baht)

	Consolidated		The Bank	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Current	25,267.1	21,959.6	25,664.0	22,183.2
Savings	266,470.7	241,937.5	266,581.1	242,027.7
Term				
- Less than 6 months	312,505.6	332,681.1	312,505.6	332,681.1
- 6 months and less than 1 year	6,916.5	7,899.8	6,916.5	7,899.8
- 1 year and over 1 year	67,699.9	60,053.7	67,699.9	60,053.7
Total	678,859.8	664,531.7	679,367.1	664,845.5

2. Classified by Maturity of Contracts

(Million Baht)

	Consolidated		The Bank	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Within 1 year	668,311.6	657,986.9	668,818.9	658,300.7
Over 1 year	10,548.2	6,544.8	10,548.2	6,544.8
Total	678,859.8	664,531.7	679,367.1	664,845.5

3. Classified by Currencies and Residency of Depositors

(Million Baht)

	Consolidated					
	June 30, 2002			December 31, 2001		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	665,009.4	10,558.6	675,568.0	650,635.4	9,974.1	660,609.5
US Dollar	2,324.6	623.9	2,948.5	2,957.2	587.8	3,545.0
Other currencies	293.5	49.8	343.3	330.8	46.4	377.2
Total	667,627.5	11,232.3	678,859.8	653,923.4	10,608.3	664,531.7

(Million Baht)

	The Bank					
	June 30, 2002			December 31, 2001		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	665,516.7	10,558.6	676,075.3	650,949.2	9,974.1	660,923.3
US Dollar	2,324.6	623.9	2,948.5	2,957.2	587.8	3,545.0
Other currencies	293.5	49.8	343.3	330.8	46.4	377.2
Total	668,134.8	11,232.3	679,367.1	654,237.2	10,608.3	664,845.5

4.15 Interbank and Money Market Items (Liabilities)

Interbank and money market items (liabilities) consist of:

(Million Baht)

	Consolidated					
	June 30, 2002			December 31, 2001		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The Bank of Thailand and Financial Institutions Development Fund	-	30.1	30.1	-	473.5	473.5
Commercial banks	214.3	-	214.3	363.6	-	363.6
Other banks	249.1	84.8	333.9	267.8	170.8	438.6
Finance, finance and securities, securities and credit foncier companies	744.8	99.8	844.6	703.1	129.8	832.9
Other financial institutions	664.1	2,053.0	2,717.1	660.1	2,839.9	3,500.0
Total Domestic	1,872.3	2,267.7	4,140.0	1,994.6	3,614.0	5,608.6
2. Foreign						
US Dollar	976.1	4,331.1	5,307.2	388.0	7,616.9	8,004.9
Yen	43.0	-	43.0	4.0	-	4.0
German Mark	-	-	-	3.1	-	3.1
Other currencies	183.5	-	183.5	202.0	-	202.0
Total Foreign	1,202.6	4,331.1	5,533.7	597.1	7,616.9	8,214.0
Total Domestic and Foreign	3,074.9	6,598.8	9,673.7	2,591.7	11,230.9	13,822.6

(Million Baht)

	The Bank					
	June 30, 2002			December 31, 2001		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The Bank of Thailand and Financial Institutions Development Fund	-	30.1	30.1	-	473.5	473.5
Commercial banks	214.3	-	214.3	363.6	-	363.6
Other banks	249.1	84.8	333.9	267.8	170.8	438.6
Finance, finance and securities, securities and credit foncier companies	744.7	99.8	844.5	703.1	129.8	832.9
Other financial institutions	668.1	2,053.0	2,721.1	668.8	2,839.9	3,508.7
Total Domestic	1,876.2	2,267.7	4,143.9	2,003.3	3,614.0	5,617.3
2. Foreign						
US Dollar	976.1	4,331.1	5,307.2	388.0	7,616.9	8,004.9
Yen	43.0	-	43.0	4.0	-	4.0
German Mark	-	-	-	3.1	-	3.1
Other currencies	183.5	-	183.5	202.0	-	202.0
Total Foreign	1,202.6	4,331.1	5,533.7	597.1	7,616.9	8,214.0
Total Domestic and Foreign	3,078.8	6,598.8	9,677.6	2,600.4	11,230.9	13,831.3

4.16 Securities Sold under Repurchase Agreements

Securities sold under repurchase agreements , consist of:

(Million Baht)

	Consolidated and The Bank	
	June 30, 2002	December 31, 2001
Government Bonds and the Bank of Thailand Bonds	10.0	-

4.17 Long-Term Borrowings

Long-term borrowings consist of:

(Million Baht)

	Consolidated and The Bank					
	June 30, 2002			December 31, 2001		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Subordinated Debentures	-	8,252.7	8,252.7	-	8,780.5	8,780.5
Subordinated Debentures of the Thai Farmers Bank Plc. No.2	20,000.0	-	20,000.0	20,000.0	-	20,000.0
Subordinated debentures cum preferred shares	19,967.1	-	19,967.1	19,967.1	-	19,967.1
Total	39,967.1	8,252.7	48,219.8	39,967.1	8,780.5	48,747.6

4.18 Subordinated Debentures and Warrants

The Board of Directors in its meeting on September 29, 1994 approved the issuance of 7.5 million units of subordinated debentures having a face value of Baht 1,000 each, with a seven-year maturity at a price of Baht 1,000 each totaling Baht 7,500 million carrying a 9.875 percent coupon rate payable semi-annually. On October 12, 2001, the Bank has redeemed those subordinated debentures due to maturity.

The debentures were issued with 75 million warrants, having a five-year maturity, at a price of Baht 40 each totaling Baht 3,000 million. An investor buying one unit of debenture received 10 warrants, each of which can be exercised quarterly over their maturity for a Baht 10 par value ordinary share at a price of Baht 188 each. Later the exercised price was changed to Baht 181.692 as effective from August 5, 1996. The subscription period was during October 10-12, 1994. On August 20, 1999, the exercise price was adjusted to Baht 119.764 and the exercise ratio of ordinary shares was 1.51708 per 1 unit of warrant. September 30, 1999 was the last day to exercise the right. There were 18 warrants exercised for 27 ordinary shares amounting to Baht 119.764 per share and totaling Baht 3,233. The Bank registered the increase in paid-up capital from Baht 11,765,473,450 to Baht 11,765,473,720 with the Ministry of Commerce on October 13, 1999. The Bank has transferred the remaining warrants as the surplus of the expired warrants on October 1, 1999.

The Board of Directors in its meeting on July 25, 1996 approved the issuance of US$ 200 million of unsecured subordinated debentures, having a face value of US$ 100,000 each, with a twenty-year maturity offered at a price of US$ 98,997 each on August 21, 1996 carrying a 8.25 percent coupon rate payable semi-annually.

In addition, the second issuance of warrants of 100 million units having a six-year maturity, were offered to existing shareholders in the ratio of eight ordinary shares for each warrant, at a price of Baht 25 each totaling Baht 2,500 million. Each warrant can be exercised quarterly over their maturity for a Baht 10 par value ordinary share at a price of Baht 200 each. The subscription period was during September 4-12, 1996. On August 20, 1999, the exercise price was adjusted to Baht 131.832 and the exercise ratio of ordinary shares was 1.51708 per 1 unit of warrant. As at June 30, 2002 the warrants have not yet been exercised.

A resolution was passed by the Extraordinary Meeting of Shareholders held on August 11, 1999 authorizing (i) the issuance and offering for sale of 50,000,000 units of warrants for ordinary shares of the Bank to the Bank employees, except for the employees who are directors, under a three-year scheme for offering for sale of securities to Bank employees, except for the employees who are directors and to consider appointing the Selection Committee appointed by the shareholders, and (ii) allocating 50,000,000 new ordinary shares from the increase of the authorized share capital, with a par value of Baht 10 each, to support the exercise of the warrants for ordinary shares of the Bank to be issued and offered for sale to Bank employees, except for the employees who are directors, under a scheme for offering for sale of securities to Bank employees, except for the employees who are directors.

On August 1-31, 2000 the Bank offered the sale of non-transferable and specifying the bearer's name warrants to the Bank employees, except for the employees who are directors under phase 1 in the amount of 18.5 million units at the price of Baht 0 (zero Baht) each. The warrants have a five-year and four-month maturity and each warrant can be exercised for a Baht 10 par value ordinary share at a price of Baht 30 each. The exercise date is the last business day of June and December. The exercise period is from December 28, 2001 to December 30, 2005. The Bank already issued and allocated warrants to the Bank employees and 15.6 million units of warrants were accepted by the employees.

On December 7-28, 2001 the Bank offered the sale of non-transferable and specifying the bearer's name warrants to the Bank employees, except for the employees who are directors under phase 2 in the amount of 5 million units at the price of Baht 0 (zero Baht) each. The warrants have a five-year and one-day maturity and each warrant can be exercised for a Baht 10 par value ordinary share at a price of Baht 30 each. The exercise date is the last business day of June and December. The exercise period is from December 30, 2002 to December 29, 2006. The Bank already issued and allocated warrants to the Bank employees and 3.9 million units of warrants were accepted by the employees.

4.19 Subordinated Debentures Cum Preferred Shares No.1 (Commonly referred to as "SLIPS") and Subordinated Debentures No.2

On January 11, 1999, the Bank jointly and simultaneously issued 547,345 Class A Preferred Shares (the "Preferred Shares"), with a par value of Baht 10 per share and a liquidation preference of US$ 1,000 per share, and 547,345 Subordinated Debentures Cum Preferred Shares of the Thai Farmers Bank Public Company Limited No. 1 ("Debentures #1"), with a face value of US$ 1,000 per debenture, for total proceeds of US$ 547,345,000 (Baht 19,999,986,300). These securities were purchased by The Preferred Shares-Subordinated Debentures of Thai Farmers Bank Plc. Fund (the "Fund") with the proceeds from the Fund's offering of Investment Units to institutional investors. The Bank and the Fund entered into a Master Investment Contract (the "Contract") that sets forth certain terms and conditions for the securities.

The Preferred Shares are noncumulative. The Bank must declare and pay a full dividend on the Preferred Shares if it declares and pays a dividend on ordinary shares of the Bank. The amount of the dividend on the Preferred Shares shall be limited to Baht 1 per share per annum if either the Bank continues to pay interest on the Debentures #1 in full or the liquidation preference of the Preferred Shares has been reduced to par as discussed below. If the Bank has not continued to pay interest in full on the Debentures #1, the dividend on the Preferred Shares shall be equal to the annual interest not paid on the Debentures #1. If the Bank does not declare and pay a dividend to ordinary shareholders and, therefore, is not required to pay a dividend on the Preferred Shares, the Bank still has the option to pay part or all of the dividends on the Preferred Shares if there are sufficient retained profits or not to pay any dividend. Upon a redemption of the Debentures #1, the liquidation preference of the Preferred Shares is reduced to par value and each Preferred Share shall be converted into one ordinary share of the Bank under the terms set forth in the Contract.

The Debentures #1 mature upon liquidation of the Bank. They are redeemable early at the option of the Bank, and upon approval of the Bank of Thailand, if the Debentures #1 and Preferred Shares no longer qualify as tier 1 capital of the Bank or if interest payments under the Debentures #1 are no longer deductible as an expense for income tax purposes. Otherwise, they are redeemable at the option of the Bank after five years. The Debentures #1 bear interest at a stated rate of 19.32% per annum payable semi-annually, though the effective interest rate is higher as discussed below. The Bank is only required to pay such interest if it would otherwise be required to pay dividends on the Preferred Shares. If the Bank is not required to pay interest, the Bank still may pay part or all of the interest at its option.

The Contract stipulates that, prior to redemption of the Debentures #1, the Preferred Shares may only be transferred to another person if the Fund simultaneously transfers the Debentures #1 to the same person and such person agrees to be bound by the Contract. Also under the Contract, the Fund and the Bank agree that, upon redemption of the Debentures #1, the liquidation preference of the Preferred Shares is reduced to par and each Preferred Share shall be converted into one ordinary share of the Bank. The Contract also effectively converts the Debentures #1 from a US$ obligation to a Baht obligation by fixing the Baht equivalent exchange rate for interest payments and redemption to the exchange rate officially declared by the Bank of Thailand on the day immediately prior to the issue date of the Debentures #1. The resulting effective Baht denominated interest rate for the Debentures #1 is 23% per annum. Under the Contract, it is understood that redemption of the Debentures #1 by the Bank shall be deemed to be full payment to the Fund under the terms of the Debentures #1 and Preferred Shares as set forth in the prospectus and the Articles of Association, respectively.

Also on January 11, 1999, the Bank issued 20,000,000 Subordinated Debentures of the Thai Farmers Bank Public Company Limited No. 2 Due 2549 ("Debentures #2"), with a face value of Baht 1,000 per debenture, for total proceeds of Baht 20,000,000,000. The Debentures #2 mature seven years after the issue date. They are redeemable early at the option of the Bank, and upon approval of the Bank of Thailand, after five years. The Debentures #2 bear interest at 22.296175% per annum payable quarterly.

The Bank presented the transactions of the subordinated debentures cum preferred shares of Baht 19,999.9 million to conform with the Institute of Certified Accountants and Auditors of Thailand's third interpretation titled The Hybrid Financial Instruments Issued by Financial Institution. In this regard, the Bank presents the preferred shares and the premiums on preferred shares totaling Baht 32.8 million as a part of shareholders' equity and presents the remaining Baht 19,967.1 million in the separate item under "Subordinated debentures cum preferred shares" as a part of liabilities. However the total amount of subordinated debentures cum preferred shares can be counted as tier 1 capital as permitted by the Bank of Thailand. The Debentures #2 of the Baht 20,000 million are presented as part of long-term borrowings.

4.20 Capital Requirements

The ratios of capital funds (Capital Adequacy Ratio) are calculated from the financial statements of the Bank and including risk assets of the Bank's asset management companies, two subsidiaries, consist of:

(Million Baht)

	June 30, 2002	December 31, 2001
Tier 1 Capital		
Issued and fully paid up share capital, premium on share capital, warrants and premium on warrants	78,556.9	78,556.9
Legal reserve	800.0	800.0
Other reserves	26,675.3	26,675.3
Net loss after appropriation	(87,001.5)	(87,921.3)
Subordinated debentures cum preferred shares	19,967.1	19,967.1
Total Tier 1 Capital	38,997.8	38,078.0
Tier 2 Capital		
Surplus on land revaluation	4,197.5	4,210.6
Surplus on premises revaluation	1,590.7	1,642.7
Provision for normal assets	3,659.6	3,736.3
Subordinated debentures	19,498.9	19,039.0
Total Tier 2 Capital	28,946.7	28,628.6
Total Capital Requirements	67,944.5	66,706.6

The Bank of Thailand regulation requires that banks registered in Thailand maintain a ratio of capital fund to assets and contigencies of not less than 8.5% and that tier 1 capital must not be less than 4.25% of such assets and contigencies. Capital adequacy ratios maintained by the Bank are as follows:

	Percentage	
	June 30, 2002	December 31, 2001
Total Capital Requirements	13.21	12.73
Tier 1 Capital	7.58	7.27

4.21 Legal Reserve

According to Public Company Act, the Bank has to allocate at least 5 percent of net income for the year less accumulated net loss (if any) to become reserved capital until this reserved capital is not less than 10 percent of authorized share capital.

4.22 Other Reserves

The Bank allocates part of net income for the year to become other reserves which is classified/considered as general capital with no specific purpose.

4.23 Bad Debt and Doubtful Accounts

Bad debt and doubtful accounts consist of:

(Million Baht)

	Consolidated			
	For the Three-Month Periods Ended June 30,		For the Six-Month Periods Ended June 30,	
	2002	2001	2002	2001
General customers	450.9	(528.4)	(739.8)	(1,550.5)
Financial institutions	(142.9)	1.9	(177.9)	31.5
Total	308.0	(526.5)	(917.7)	(1,519.0)

(Million Baht)

	The Bank			
	For the Three-Month Periods Ended June 30,		For the Six-Month Periods Ended June 30,	
	2002	2001	2002	2001
General customers	462.1	(519.0)	(698.0)	(1,901.1)
Financial institutions	(142.9)	1.9	(177.9)	31.5
Total	319.2	(517.1)	(875.9)	(1,869.6)

4.24 Loss on Debt Restructuring

Loss on debt restructuring consists of:

(Million Baht)

	Consolidated			
	For the Three-Month Periods Ended June 30,		For the Six-Month Periods Ended June 30,	
	2002	2001	2002	2001
Net present value of cash flows lower than investment in receivables	(1,184.8)	268.0	(557.2)	1,612.0
Transferred assets lower than investment in receivables	972.8	326.8	1,819.5	388.2
Total	(212.0)	594.8	1,262.3	2,000.2

(Million Baht)

	The Bank			
	For the Three-Month Periods Ended June 30,		For the Six-Month Periods Ended June 30,	
	2002	2001	2002	2001
Net present value of cash flows lower than investment in receivables	(1,217.2)	258.6	(708.1)	1,602.6
Transferred assets lower than investment in receivables	898.0	258.5	1,584.0	267.0
Total	(319.2)	517.1	875.9	1,869.6

4.25 Income Tax

Income tax consists of:

(Million Baht)

	Consolidated			
	For the Three-Month Periods Ended June 30,		For the Six-Month Periods Ended June 30,	
	2002	2001	2002	2001
Current income tax expense	13.1	8.2	24.3	25.4
Deferred income tax expense relating to the origination and reversal of temporary difference	(34.2)	50.4	(45.7)	67.8
Income tax expense	(21.1)	58.6	(21.4)	93.2

(Million Baht)

	The Bank			
	For the Three-Month Periods Ended June 30,		For the Six-Month Periods Ended June 30,	
	2002	2001	2002	2001
Current income tax expense	-	-	-	-
Deferred income tax expense relating to the origination and reversal of temporary difference	(34.4)	50.4	(46.1)	67.8
Income tax expense	(34.4)	50.4	(46.1)	67.8

The Bank has deferred income tax which are transferred directly to shareholders' equity consisted of:

(Million Baht)

	Consolidated and The Bank			
	For the Three-Month Periods Ended June 30,		For the Six-Month Periods Ended June 30,	
	2002	2001	2002	2001
Deferred income tax relating to appraisal surplus revaluation decreased	(24.7)	(12.3)	(36.9)	(24.8)
Deferred income tax relating to the change in value of investment increased (decreased)	264.2	(183.2)	(26.1)	(145.9)

4.26 Assets Pledged as Collateral

Assets pledged as collateral consist of:

(Million Baht)

	Consolidated and The Bank	
	June 30, 2002	December 31, 2001
Government bonds	13.7	3.6
State enterprise bonds	28.0	28.0
Total	41.7	31.6

The Bank pledged these assets as collateral for electricity using and court collateral.

4.27 Contingencies

Contingencies consist of:

(Million Baht)

	Consolidated and The Bank					
	June 30, 2002			December 31, 2001		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Aval of bills	171.3	-	171.3	223.0	-	223.0
Letters of indemnity-						
Borrowings	200.0	7,100.5	7,300.5	285.9	8,579.3	8,865.2
Other guarantees	24,779.2	3,987.8	28,767.0	25,377.8	3,613.9	28,991.7
Letters of credit	274.8	6,701.3	6,976.1	154.1	6,375.3	6,529.4
Exchange rate agreements						
Purchase agreements	267.0	52,540.1	52,807.1	881.6	26,134.7	27,016.3
Sale agreements	278.0	223,831.7	224,109.7	2,414.0	200,291.2	202,705.2
Interest rate agreements						
Purchase agreements	-	15,862.6	15,862.6	794.3	2,084.0	2,878.3
Sale agreements	-	15,862.6	15,862.6	794.3	2,084.0	2,878.3
Unused credit line of						
Overdraft	104,200.6	36.1	104,236.7	101,952.2	48.2	102,000.4
Others	1,111.5	6,533.0	7,644.5	1,125.8	2,656.4	3,782.2
Total	131,282.4	332,455.7	463,738.1	134,003.0	251,867.0	385,870.0

In the normal business, the Bank is a defendant in litigations against the Bank. These include a case of wrongful acts brought against the Bank, claiming Baht 803.2 million and Baht 713.9 million as at June 30, 2002 and December 31, 2001, respectively. Management believe that the liability, if any, resulting from the litigations will not be material to the Bank's financial position or results of operations.

4.28 Related Party Transactions

4.28.1 Loans and contingencies made to executive officers and to business entities where the Bank and its subsidiaries, their directors or executive officers, holds 10% or more of their paid up capital are summarized as follows:

(Million Baht)

	Consolidated	
	June 30, 2002 End of Period	December 31, 2001 End of Year
Loans		
1. Executive officers	21.9	23.6
2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid up capital	2,198.1	3,295.0
Total	2,220.0	3,318.6
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid up capital	59.1	315.7
Total	59.1	315.7

(Million Baht)

	The Bank	
	June 30, 2002 End of Period	December 31, 2001 End of Year
Loans		
1. Executive officers	21.9	23.6
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid up capital	36,308.1	40,275.0
Total	36,330.0	40,298.6
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid up capital	59.1	315.7
Total	59.1	315.7

4.28.2 Related Party

Relationships between the Bank and related parties where control exists consist of:

Company Name	Type of Relationship	% Shareholding June 30, 2002	% Shareholding December 31, 2001	Type of share	Type of Business
Thonburi Asset Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Asset Management
Chanthaburi Asset Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Asset Management
Thai Farmers Research Center Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Land and Buildings Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Property Development
Kanpai Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Plus Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Facilities Management Co., Ltd.	Subsidiary	99.98%	99.98%	Ordinary share	Service
Progress Services Co., Ltd.	Subsidiary	99.97%	99.97%	Ordinary share	Service
Progress Management Co., Ltd.	Subsidiary	99.93%	99.93%	Ordinary share	Service
Progress Storage Co., Ltd.	Subsidiary	99.92%	99.92%	Ordinary share	Service
Progress Appraisal Co., Ltd.	Subsidiary	99.84%	99.84%	Ordinary share	Service
Thai Farmers Asset Management Co., Ltd.	Subsidiary	71.42%	71.42%	Ordinary share	Mutual Fund Management
Progress Software Co., Ltd.	Subsidiary	60.00%	60.00%	Ordinary share	Service
Thai Administration Services Co., Ltd.	Subsidiary	51.00%	51.00%	Ordinary share	Service

4.28.3 Significant transactions occurring between the Bank and related parties are summarized as follows:

(Million Baht)

	The Bank	
	June 30, 2002	December 31, 2001
Loans		
Subsidiary Companies		
- Thonburi Asset Management Co., Ltd.		
Beginning balance	20,600.0	23,018.5
Deductions	(1,320.0)	(2,418.5)
Ending balance	19,280.0	20,600.0

(Million Baht)

	The Bank	
	June 30, 2002	December 31, 2001
- Chanthaburi Asset Management Co., Ltd.		
Beginning balance	16,380.0	18,366.0
Deductions	(1,550.0)	(1,986.0)
Ending balance	14,830.0	16,380.0
Accrued interest receivables		
Subsidiary Companies		
- Thonburi Asset Management Co., Ltd.	65.0	45.5
- Chanthaburi Asset Management Co., Ltd.	5.7	6.1
Deposits		
Subsidiary Companies		
- Thonburi Asset Management Co., Ltd.	308.5	118.2
- Chanthaburi Asset Management Co., Ltd.	88.3	105.1

(Million Baht)

	The Bank	
	For the Three-Month Periods Ended June 30,	
	2002	2001
Interest income		
Subsidiary Companies		
- Thonburi Asset Management Co., Ltd.	100.8	140.1
- Chanthaburi Asset Management Co., Ltd.	77.8	112.1

(Million Baht)

	The Bank	
	For the Six-Month Periods Ended June 30,	
	2002	2001
Interest income		
Subsidiary Companies		
- Thonburi Asset Management Co., Ltd.	216.7	299.7
- Chanthaburi Asset Management Co., Ltd.	166.6	246.8

Loans to Thonburi Asset Management Company Limited is 3-month bills with interest rate equals to interest rate of a 3-month fixed deposit, which deposits are pledged as collateral. As at June 30, 2002 and December 31, 2001, the pledged deposits are Baht 308.5 million and Baht 118.2 million, respectively.

Loans to Chanthaburi Asset Management Company Limited is 3-month bills with interest rate equals to interest rate of a 3-month fixed deposit, which deposits are pledged as collateral. As at June 30, 2002 and December 31, 2001, the pledged deposits are Baht 88.3 million and Baht 105.1 million, respectively.

As at June 30, 2002 and December 31, 2001, the Bank has provided an allowance for doubtful accounts for Thonburi Asset Management Company Limited, classified as normal loans, amounting to Baht 193.5 million and Baht 206.5 million, respectively.

As at June 30, 2002 and December 31, 2001, the Bank has provided an allowance for doubtful accounts for Chanthaburi Asset Management Company Limited, classified as normal loans, amounting to Baht 148.4 million and Baht 163.9 million, respectively.

Income and expenses between the Bank, Thonburi Asset Management Company Limited and Chanthaburi Asset Management Company Limited are charged at cost, except for fee income which are charged at market price.

The Bank has provided an allowance for doubtful accounts for related parties using the same basis as general customers and in accordance with the Bank of Thailand's regulations.

4.28.4 Additional transactions occurring between the Bank and related parties, which are charged at market price as normal business conditions, are as follows:

1. Assets, liabilities and contingencies between the Bank, its subsidiary and associated companies are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Loans				
Associated Companies				
- Thai Farmers Heller Factoring Co., Ltd.	185.0	73.0	185.0	73.0
Deposits				
Subsidiary Companies				
- Thai Farmers Research Center Co., Ltd.	31.3	31.7	31.3	31.7
- Progress Appraisal Co., Ltd.	27.0	27.2	27.0	27.2
- Progress Land and Buildings Co., Ltd.	-	-	110.4	90.2
- Progress Software Co., Ltd.	22.7	19.5	22.7	19.5
- Thai Administration Services Co., Ltd.	15.5	16.9	15.5	16.9
- Kanpai Co., Ltd.	18.3	9.4	18.3	9.4
Associated Companies				
- Processing Center Co., Ltd.	18.7	23.6	18.7	23.6
- Thai Farmers Heller Factoring Co., Ltd.	21.9	15.6	21.9	15.6

(Million Baht)

	Consolidated		The Bank	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Interbank and Money Market Items (Liabilities)				
Associated Company				
- Merrill Lynch Phatra Securities Co., Ltd.	20.4	3.1	20.4	3.1
Other Liabilities				
Subsidiary Companies				
- Progress Software Co., Ltd.	17.0	15.3	17.0	15.3
- Progress Plus Co., Ltd.	7.9	12.1	7.9	12.1
Contingencies				
Subsidiary Company				
- Thai Administration Services Co., Ltd.	54.9	79.1	54.9	79.1
Associated Company				
- E.S. Industry Co., Ltd.	15.5	17.4	15.5	17.4

Certain subsidiaries and associated companies have entered into 2 years building lease agreements. Rentals are charged at cost. As at June 30, 2002 and December 31, 2001, the Bank has rentals according to remaining periods amounting to Baht 5.1 Million and Baht 5.7 million, respectively.

2. Revenues and expenses occurring between the Bank, its subsidiary and associated companies are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	For the Three-Month Periods Ended June 30,		For the Three-Month Periods Ended June 30,	
	2002	2001	2002	2001
Subsidiary Companies				
Revenues:				
Dividend income	1.8	-	1.8	-
Fee income	-	-	13.0	10.7
Expenses:				
Other expenses	173.0	132.8	173.0	132.8
Associated Companies				
Revenues:				
Dividend income	32.4	-	32.4	-
Expenses:				
Other expenses	26.6	6.8	26.6	6.8

(Million Baht)

	Consolidated For the Six-Month Periods Ended June 30,		The Bank For the Six-Month Periods Ended June 30,	
	2002	2001	2002	2001
Subsidiary Companies				
Revenues:				
Dividend income	1.8	-	65.2	31.0
Fee income	-	-	23.6	286.4
Expenses:				
Other expenses	317.7	251.2	317.7	251.2
Associated Companies				
Revenues:				
Dividend income	32.4	191.1	32.4	191.1
Expenses:				
Other expenses	34.1	13.1	34.1	13.1

The Bank and Merrill Lynch Phatra Securities Company Limited entered into business sale agreements related to investment management services with Thai Farmers Asset Management Company Limited, the Bank's subsidiary company. The Bank agreed to sell its business in connection with the management of provident fund and private funds to such subsidiary company at the price of Baht 265.3 million and Merrill Lynch Phatra Securities Company Limited agreed to sell its business at the price of Baht 273.9 million, and the whole amount has been received in 2001.

3. Assets, liabilities and contingencies between the Bank and business entities, which the directors and key executive officers and close members of the families have significant influence are summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	June 30, 2002	December 31, 2001
Loans		
- Thai Telephone & Telecommunication Public Co., Ltd.	2,606.2	2,649.0
- Bangkok Intercontinental Hotels Co., Ltd.	294.1	313.1
- Yip in Tsoi & Jacks Ltd.	10.8	-
- Jutha Maritime Public Co., Ltd.	10.0	10.0
- Thai British Security Printing Ltd.	20.7	-
- Siam Food Products Public Co., Ltd.	72.1	43.1
- Indo Worth (Thailand) Ltd.	50.0	50.0

(Million Baht)

	Consolidated and The Bank	
	June 30, 2002	December 31, 2001
Deposits		
- Sermsuk Public Co., Ltd.	552.2	1,085.9
- Serm Suk YHS Beverage Co., Ltd.	26.5	12.7
- Com - Link Co., Ltd.	75.6	61.1
- Muang Thai Life Assurance Co., Ltd.	292.3	219.2
- Mitsubishi Elevator Asia Co., Ltd.	82.1	82.2
- Bangkok Glass Industry Co., Ltd.	35.2	48.8
- Thai British Security Printing Ltd.	-	18.5
- Siam Food Products Public Co., Ltd.	17.9	4.1
Contingencies		
- Samart Telcom Public Co., Ltd.	32.9	33.4
- Dole Thailand Ltd.	65.2	39.0
- Serm Suk Co., Ltd.	12.8	13.0
- Com - Link Co., Ltd.	59.2	59.2
- Thai British Security Printing Ltd.	22.2	26.1
- Siam Food Products Public Co., Ltd.	26.9	47.6
- Yip in Tsoi & Jacks Ltd.	24.8	-
- Thai Telephone & Telecommunication Public Co., Ltd.	6.3	131.5

4. Assets, liabilities and contingencies between the Bank and the directors and key executive officers or the Bank's employees which have authority and responsibility for planning, directing and controlling the activities of the Bank are summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	June 30, 2002	December 31, 2001
Deposits	520.1	484.7

4.29 Directors' and Executive Benefit

The Bank and its subsidiary companies have not paid other benefits to directors and executives except for the benefits that are normally paid such as directors' fee, directors' bonuses (if any) and income tax, executives salary and bonuses (if any).

4.30 Long-term Lease Agreements

The Bank and its subsidiary companies have entered into land/building lease agreements for branch offices and vehicle lease agreements. The Bank and its subsidiary companies were committed to pay future rentals which are summarized as follows:

(Million Baht)

Type of Lease Agreement	Remaining of Period	Consolidated June 30, 2002	The Bank June 30, 2002
Land/building lease agreements	July 1, 2002 – October 17, 2027	465.0	465.0
Vehicle lease agreements	July 1, 2002 – May 31, 2006	571.8	564.4
Total		1,036.8	1,029.4

(Million Baht)

Type of Lease Agreement	Remaining of Period	Consolidated December 31, 2001	The Bank December 31, 2001
Land/building lease agreements	January 1, 2001 – October 17, 2027	500.9	500.9
Vehicle lease agreements	January 1, 2001 – December 31, 2005	585.4	573.1
Total		1,086.3	1,074.0

4.31 The Financial Position and Results of Operations Classified by Domestic and Overseas Business

The financial position and results of operations classified by domestic and overseas are summarized as follows:

1. Financial Position Classified by Types of Business

(Million Baht)

	Consolidated June 30, 2002				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Total assets	772,415.9	26,153.3	798,569.2	(10,812.8)	787,756.4
Interbank and money market items - net (assets)	150,198.1	9,631.6	159,829.7	-	159,829.7
Investments - net	118,844.1	15,519.0	134,363.1	-	134,363.1
Loans	466,712.1	975.5	467,687.6	-	467,687.6
Deposits	678,366.3	493.5	678,859.8	-	678,859.8
Interbank and money market items (liabilities)	6,009.4	3,664.3	9,673.7	-	9,673.7
Borrowings	39,967.1	8,252.7	48,219.8	-	48,219.8
Contingencies	544,676.3	21,532.9	566,209.2	(102,471.1)	463,738.1

(Million Baht)

	Consolidated				
	December 31, 2001				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Total assets	755,580.2	31,462.4	787,042.6	(12,443.6)	774,599.0
Interbank and money market items - net (assets)	151,915.1	13,189.8	165,104.9	-	165,104.9
Investments - net	106,291.2	16,809.5	123,100.7	-	123,100.7
Loans	475,211.8	1,275.0	476,486.8	-	476,486.8
Deposits	664,223.3	308.4	664,531.7	-	664,531.7
Interbank and money market items (liabilities)	6,230.6	7,592.0	13,822.6	-	13,822.6
Borrowings	39,967.1	8,780.5	48,747.6	-	48,747.6
Contingencies	395,890.1	9,537.6	405,427.7	(19,557.7)	385,870.0

(Million Baht)

	The Bank				
	June 30, 2002				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Total assets	772,416.5	26,153.3	798,569.8	(10,812.8)	787,757.0
Interbank and money market items-net (assets)	150,062.3	9,631.6	159,693.9	-	159,693.9
Investments - net	110,373.4	15,519.0	125,892.4	-	125,892.4
Loans	457,764.3	975.5	458,739.8	-	458,739.8
Deposits	678,873.6	493.5	679,367.1	-	679,367.1
Interbank and money market items (liabilities)	6,013.3	3,664.3	9,677.6	-	9,677.6
Borrowings	39,967.1	8,252.7	48,219.8	-	48,219.8
Contingencies	544,676.3	21,532.9	566,209.2	(102,471.1)	463,738.1

(Million Baht)

	The Bank				
	December 31, 2001				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Total assets	755,366.6	31,462.4	786,829.0	(12,443.6)	774,385.4
Interbank and money market items-net (assets)	151,406.0	13,189.8	164,595.8	-	164,595.8
Investments - net	96,655.8	16,809.5	113,465.3	-	113,465.3
Loans	464,865.0	1,275.0	466,140.0	-	466,140.0
Deposits	664,537.1	308.4	664,845.5	-	664,845.5
Interbank and money market items (liabilities)	6,239.3	7,592.0	13,831.3	-	13,831.3
Borrowings	39,967.1	8,780.5	48,747.6	-	48,747.6
Contingencies	395,890.1	9,537.6	405,427.7	(19,557.7)	385,870.0

2. Results of Operations Classified by Types of Business

(Million Baht)

	Consolidated				
	For the Three-Month Periods Ended June 30, 2002				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	8,583.2	190.4	8,773.6	(107.0)	8,666.6
Interest expense	4,215.4	289.0	4,504.4	(107.0)	4,397.4
Net income (expense) from interest and dividend	4,367.8	(98.6)	4,269.2	-	4,269.2
Non-interest income	2,609.8	156.6	2,766.4	(10.5)	2,755.9
Non-interest expense	5,110.2	18.5	5,128.7	(10.5)	5,118.2
Income before income tax	1,867.4	39.5	1,906.9	-	1,906.9

(Million Baht)

	Consolidated				
	For the Three-Month Periods Ended June 30, 2001				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	9,413.2	465.8	9,879.0	(95.9)	9,783.1
Interest expense	4,971.3	457.4	5,428.7	(95.9)	5,332.8
Net income from interest and dividend	4,441.9	8.4	4,450.3	-	4,450.3
Non-interest income	2,117.5	97.2	2,214.7	-	2,214.7
Non-interest expense	6,432.2	28.1	6,460.3	-	6,460.3
Income before income tax	127.2	77.5	204.7	-	204.7

(Million Baht)

	The Bank				
	For the Three-Month Periods Ended June 30, 2002				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	8,149.4	190.4	8,339.8	(107.0)	8,232.8
Interest expense	4,216.8	289.0	4,505.8	(107.0)	4,398.8
Net income (expense) from interest and dividend	3,932.6	(98.6)	3,834.0	-	3,834.0
Non-interest income	2,519.4	156.6	2,676.0	(10.5)	2,665.5
Non-interest expense	4,606.4	18.5	4,624.9	(10.5)	4,614.4
Income before income tax	1,845.6	39.5	1,885.1	-	1,885.1

(Million Baht)

	The Bank				
	For the Three-Month Periods Ended June 30, 2001				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	9,162.2	465.8	9,628.0	(95.9)	9,532.1
Interest expense	4,971.3	457.4	5,428.7	(95.9)	5,332.8
Net income from interest and dividend	4,190.9	8.4	4,199.3	-	4,199.3
Non-interest income	1,758.8	97.2	1,856.0	-	1,856.0
Non-interest expense	5,866.0	28.1	5,894.1	-	5,894.1
Income before income tax	83.7	77.5	161.2	-	161.2

(Million Baht)

	Consolidated				
	For the Six-Month Periods Ended June 30, 2002				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	17,676.1	453.9	18,130.0	(247.8)	17,882.2
Interest expense	8,587.0	672.9	9,259.9	(247.8)	9,012.1
Net income (expense) from interest and dividend	9,089.1	(219.0)	8,870.1	-	8,870.1
Non-interest income	4,687.6	333.3	5,020.9	(11.1)	5,009.8
Non-interest expense	10,046.3	10.8	10,057.1	(11.1)	10,046.0
Income before income tax	3,730.4	103.5	3,833.9	-	3,833.9

(Million Baht)

	Consolidated				
	For the Six-Month Periods Ended June 30, 2001				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	19,007.5	1,014.3	20,021.8	(201.3)	19,820.5
Interest expense	10,286.9	1,020.1	11,307.0	(201.3)	11,105.7
Net income (expense) from interest and dividend	8,720.6	(5.8)	8,714.8	-	8,714.8
Non-interest income	5,126.6	232.2	5,358.8	-	5,358.8
Non-interest expense	13,698.4	104.6	13,803.0	-	13,803.0
Income before income tax	148.8	121.8	270.6	-	270.6

(Million Baht)

	The Bank				
	For the Six-Month Periods Ended June 30, 2002				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	16,689.8	453.9	17,143.7	(247.8)	16,895.9
Interest expense	8,587.0	672.9	9,259.9	(247.8)	9,012.1
Net income (expense) from interest and dividend	8,102.8	(219.0)	7,883.8	-	7,883.8
Non-interest income	4,574.0	333.3	4,907.3	(11.1)	4,896.2
Non-interest expense	8,984.2	10.8	8,995.0	(11.1)	8,983.9
Income before income tax	3,692.6	103.5	3,796.1	-	3,796.1

(Million Baht)

	The Bank				
	For the Six-Month Periods Ended June 30, 2001				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	18,578.6	1,014.3	19,592.9	(201.3)	19,391.6
Interest expense	10,286.9	1,020.1	11,307.0	(201.3)	11,105.7
Net income (expense) from interest and dividend	8,291.7	(5.8)	8,285.9	-	8,285.9
Non-interest income	4,282.2	232.2	4,514.4	-	4,514.4
Non-interest expense	12,458.5	104.6	12,563.1	-	12,563.1
Income before income tax	115.4	121.8	237.2	-	237.2

4.32 Financial Instruments

A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise.

Credit risk

Credit risk refers to the risk that a counterparty or a borrower may default on its contractual obligations and agreements. Such default may be caused by the counterparty's inability to pay due to their financial position, or to their intention not to meet the contractual agreements, resulting in a loss to the Bank.

The Bank has implemented credit risk management processes to measure and control credit risk. Through the use of credit risk rating tools for assessing customers' credit risk rating, the Bank is capable of granting more qualified loans is able to determine the appropriate return given the risk level of the loan. In addition, the Bank is able to allocate credit concentration to various business sectors and industries so as to diversify credit risk as a whole.

In the credit approval process, the Bank considers the customer's ability to repay and the borrowing objectives as key factors in the approval and may obtain sufficient collateral or other securities where appropriate as a mean of mitigating the risk of financial losses from defaults. To maximize the effectiveness of the credit approval process, the credit analysis and approval functions are separated from the units responsible for maintaining customer relationships. The Bank also has processes for reviewing customers' credit rating and performance on all approved transactions on a regular basis. For non-performing loans (NPLs), the Bank has closely and continuously monitored, resolved and restructured to retain maximum benefits of the organization.

Of "loans" item shown in the balance sheet, the Bank's maximum credit loss is the carrying amount of net-loans after deduction of applicable provision for losses without considering the value of collateral. In addition, credit risk may arise from off-balance sheet items-contingencies.

A maturity analysis of off-balance sheet items (contingencies) as at June 30, 2002 and December 31, 2001, are as follows:

(Million Baht)

	Consolidated and The Bank					
	June 30, 2002					
	At call	Less than 6 months	6 months to 1 Year	Over 1 Year	No Maturity	Total
Aval of bills	-	171.3	-	-	-	171.3
Letters of indemnity-borrowings	411.9	64.5	41.2	1,097.1	5,685.8	7,300.5
Other guarantees	3,142.3	6,517.3	4,161.7	2,464.4	12,481.3	28,767.0
Letters of credit	-	6,976.1	-	-	-	6,976.1

(Million Baht)

	Consolidated and The Bank					
	December 31, 2001					
	At call	Less than 6 months	6 months to 1 Year	Over 1 Year	No Maturity	Total
Aval of bills	-	223.0	-	-	-	223.0
Letters of indemnity-borrowings	254.9	301.1	21.5	1,167.3	7,120.4	8,865.2
Other guarantees	2,856.1	5,960.6	5,445.8	1,862.7	12,866.5	28,991.7
Letters of credit	-	6,529.4	-	-	-	6,529.4

Market risk

Market risk is the risk that changes in interest rates, foreign exchange rates, or securities' prices will have an effect on the Bank's funding costs, investment position, and foreign currency position, resulting in a loss to the Bank. Market risk for the Bank can be categorized as foreign exchange risk ,equity position risk and interest rate risk.

1. Foreign exchange risk

Foreign exchange risk is a risk that occurs from the change in exchange rates which may affect the value of the Bank's financial instruments or may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's assets and liabilities.

The Bank engages in foreign exchange related transactions, which may create foreign exchange risk. However, the Bank believes that such risk is low, as most foreign currency transactions are completed with customers' underlying transactions. The Bank's policy is to minimize foreign exchange risk by closing foreign exchange position on a daily basis. Management of foreign exchange risk is under the supervision of the Asset and Liability Management Sub-Committee.

2. Equity position risk

Equity position risk is a risk that arises from the change in the price of equity or common stock which may cause volatility in the Bank's earning or fluctuation to the value of the Bank's financial assets.

The Bank's policy is not to increase its equity investment, but to divest any equity position which is not directly related to the main banking business. The Bank manages and monitors the market situation closely in order to acquire supportive information for proper management and retain maximum benefits for the Bank.

3. Interest rate risk

Interest rate risk refers to the risk that arises from the change in interest rates which may affect the value of the Bank's financial instruments or may cause volatility in the Bank's earnings or fluctuation in the value of the Bank's financial assets and liabilities both in the current reporting period, and in future years. Interest rate risk also arises from the structure and characteristics of the Bank's assets, liabilities and equities.

Most of the Bank's credit is based on the Bank's floating interest rates (MLR, MOR, and MRR). Deposit interest rates are in line with the announcements made by the Bank. As a result, the interest rate risk faced by the Bank is generally low. However, the Bank actively manages such risk by adjusting the assets and liabilities structure that will maximize the return under the acceptable risk level, and best fit current market conditions and trends. Management of interest rate risk is under the supervision of the Bank's Asset and Liability Management Sub-Committee.

An analysis of loans (including financial institutions) for fixed and floating interest rates (MLR, MOR, and MRR are as follows:

(Million Baht)

	Consolidated		The Bank	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Fixed interest rate	68,185.7	65,106.5	59,496.0	58,589.5
Floating interest rate	408,886.5	424,027.3	408,628.4	420,197.5
Total Loans (including financial institutions)	477,072.2	489,133.8	468,124.4	478,787.0

Followings are interest-earning financial assets and interest-bearing financial liabilities of the Bank and its subsidiaries which average balances are calculated by using beginning and ending balances. The average interest and dividend rates represent the six-month periods ended June 30, 2002 and for the year ended December 31, 2001, are as follows:

(Million Baht)

	Consolidated					
	June 30, 2002			December 31, 2001		
	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)
Interest - earning Financial Assets						
Interbank and money market items	162,508.6	1,852.7	2.28	168,614.6	5,109.7	3.03
Securities purchased under resale agreements	10,450.0	155.0	2.97	1,950.0	145.4	7.46
Investments	133,440.0	3,068.7	4.60	114,796.4	5,509.7	4.80
Loans	472,087.2	12,805.8	5.43	486,313.8	28,237.7	5.81
Total	778,485.8	17,882.2	4.59	771,674.8	39,002.5	5.05
Interest-bearing Liabilities						
Deposits	671,695.7	6,262.2	1.86	655,764.2	14,619.5	2.23
Interbank and money market items	11,748.1	188.3	3.21	15,030.2	1,012.6	6.74
Securities sold under repurchase agreements	913.9	5.3	1.17	5.0	20.7	1.06
Borrowings	48,483.7	2,556.2	10.54	52,399.6	5,774.1	11.02
Total	732,841.4	9,012.0	2.46	723,199.0	21,426.9	2.96

(Million Baht)

	The Bank					
	June 30, 2002			December 31, 2001		
	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)
Interest - earning Financial Assets						
Interbank and money market items	162,186.2	1,851.0	2.28	168,362.6	5,101.5	3.03
Securities purchased under resale agreements	10,450.0	155.0	2.97	1,950.0	145.4	7.46
Investments	121,977.6	2,432.4	3.99	101,643.9	4,615.1	4.54
Loans	462,439.9	12,457.5	5.39	473,429.9	27,956.3	5.91
Total	757,053.7	16,895.9	4.46	745,386.4	37,818.3	5.07
Interest-bearing Liabilities						
Deposits	672,106.3	6,262.2	1.86	656,089.6	14,619.5	2.23
Interbank and money market items	11,754.5	188.3	3.20	15,328.3	1,012.6	6.61
Securities sold under repurchase agreements	913.9	5.3	1.17	5.0	20.7	1.06
Borrowings	48,483.7	2,556.2	10.54	52,399.6	5,774.1	11.02
Total	733,258.4	9,012.0	2.46	723,822.5	21,426.9	2.96

Financial assets and liabilities classified by maturity of interest repricing as at June 30, 2002 and December 31, 2001 are as follows:

(Million Baht)

Consolidated

June 30, 2002

	Immediate Repricing	Less than 6 months	6 months to 1 Year	Over 1 Year	Non-interest Bearing	Stop accrued	Total
Cash	-	-	-	-	10,413.8	-	10,413.8
Interbank and money market items (assets)	1,000.7	144,272.2	9,507.0	145.5	4,971.0	-	159,896.4
Securities purchased under resale agreements	-	17,200.0	-	-	-	-	17,200.0
Investments	1,327.7	13,441.5	17,599.3	79,906.4	8,180.4	18,590.6	139,045.9
Loans	270,988.1	18,051.1	3,486.1	113.0	1,745.3	173,304.0	467,687.6
Customers' liability under acceptances	-	-	-	-	607.6	-	607.6
Deposits	266,539.1	350,364.3	26,209.5	10,548.2	25,198.7	-	678,859.8
Interbank and money market items (liabilities)	1,677.4	6,595.1	3.7	-	1,397.5	-	9,673.7
Securities sold under repurchase agreements	-	10.0	-	-	-	-	10.0
Borrowings	-	-	-	48,219.8	-	-	48,219.8
Bank's liability under acceptances	-	-	-	-	607.6	-	607.6

(Million Baht)

	Consolidated						
	December 31, 2001						
	Immediate Repricing	Less than 6 months	6 months to 1 Year	Over 1 Year	Non-interest bearing	Stop accrued	Total
Cash	-	-	-	-	12,142.5	-	12,142.5
Interbank and money market items (assets)	1,063.3	159,333.5	221.1	412.6	4,090.4	-	165,120.9
Securities purchased under resale agreements	-	3,700.0	-	-	-	-	3,700.0
Investments	531.9	22,354.9	3,016.0	73,319.5	8,975.2	19,636.6	127,834.1
Loans	275,124.1	15,039.0	2,862.9	1,339.5	1,473.8	180,647.5	476,486.8
Customers' liability under acceptances	-	-	-	-	611.5	-	611.5
Deposits	242,020.3	362,772.4	31,317.4	6,544.8	21,876.8	-	664,531.7
Interbank and money market items (liabilities)	1,038.6	5,117.6	6,113.3	-	1,553.1	-	13,822.6
Borrowings	-	-	-	48,747.6	-	-	48,747.6
Bank's liability under acceptances	-	-	-	-	611.5	-	611.5

(Million Baht)

	The Bank						
	June 30, 2002						
	Immediate Repricing	Less than 6 months	6 months to 1 Year	Over 1 Year	Non-interest bearing	Stop accrued	Total
Cash	-	-	-	-	10,413.7	-	10,413.7
Interbank and money market items (assets)	863.7	144,272.2	9,507.0	145.5	4,972.2	-	159,760.6
Securities purchased under resale agreements	-	17,200.0	-	-	-	-	17,200.0
Investments	1,327.7	13,187.4	17,599.3	79,715.5	15,014.3	1,324.6	128,168.8
Loans	270,988.1	52,161.1	3,486.1	113.0	1,745.3	130,246.2	458,739.8
Customers' liability under acceptances	-	-	-	-	607.6	-	607.6
Deposits	266,649.5	350,364.3	26,209.5	10,548.2	25,595.6	-	679,367.1
Interbank and money market items (liabilities)	1,677.4	6,595.1	3.7	-	1,401.4	-	9,677.6
Securities sold under repurchase agreements	-	10.0	-	-	-	-	10.0
Borrowings	-	-	-	48,219.8	-	-	48,219.8
Bank's liability under acceptances	-	-	-	-	607.6	-	607.6

(Million Baht)

	The Bank						
	December 31, 2001						
	Immediate Repricing	Less than 6 months	6 months to 1 Year	Over 1 Year	Non-interest bearing	Stop accrued	Total
Cash	-	-	-	-	12,142.4	-	12,142.4
Interbank and money market items (assets)	948.1	158,938.8	221.1	412.6	4,091.2	-	164,611.8
Securities purchased under resale agreements	-	3,700.0	-	-	-	-	3,700.0
Investments	531.9	22,354.9	3,016.0	73,135.4	15,423.9	1,324.4	115,786.5
Loans	275,124.1	52,019.0	2,862.9	1,339.5	1,473.8	133,320.7	466,140.0
Customers' liability under acceptances	-	-	-	-	611.5	-	611.5
Deposits	242,110.5	362,772.4	31,317.4	6,544.8	22,100.4	-	664,845.5
Interbank and money market items (liabilities)	1,047.3	5,117.6	6,113.3	-	1,553.1	-	13,831.3
Borrowings	-	-	-	48,747.6	-	-	48,747.6
Bank's liability under acceptances	-	-	-	-	611.5	-	611.5

Liquidity risk

Liquidity risk is the risk that the Bank may not be able to meet its obligations as they fall due, become of inability to realise its assets or to cover funding requirements at an appropriate price which results in a loss to the Bank.

The Bank manages its liquidity position under the Bank of Thailand's liquidity reserve and other applicable regulations. The Treasury Department is accountable for managing liquidity position by providing short-term and long-term funding sources as well as investing in highly liquid assets in both domestic and foreign currencies. The Bank also ensures that its liquidity position is suitable and sufficient for the current and foreseeable market conditions. Management of liquidity risk is supervised by the Asset and Liabilities Management Sub-committee.

A maturity analysis of financial assets and liabilities as at June 30, 2002 and December 31, 2001, are as follows:

(Million Baht)

Consolidated

June 30, 2002

	At call	Less than 6 months	6 months to 1 Year	Over 1 Year	No Maturity	Total
Cash	-	-	-	-	10,413.8	10,413.8
Interbank and money market items (assets)	5,630.9	144,395.7	9,507.0	145.5	217.3	159,896.4
Securities purchased under resale agreements	-	17,200.0	-	-	-	17,200.0
Investments	9,829.8	13,954.5	17,892.8	88,622.0	8,746.8	139,045.9
Loans	191,003.5	105,192.1	5,555.7	165,936.3	-	467,687.6
Customers' liability under acceptances	-	607.6	-	-	-	607.6
Deposits	291,737.8	350,364.3	26,209.5	10,548.2	-	678,859.8
Interbank and money market items (liabilities)	3,074.9	6,595.1	3.7	-	-	9,673.7
Securities sold under repurchase agreements	-	10.0	-	-	-	10.0
Borrowings	-	-	-	28,252.7	19,967.1	48,219.8
Bank's liability under acceptances	-	607.6	-	-	-	607.6

(Million Baht)

	Consolidated					
	December 31, 2001					
	At call	Less than 6 months	6 months to 1 Year	Over 1 Year	No Maturity	Total
Cash	-	-	-	-	12,142.5	12,142.5
Interbank and money market items (assets)	4,714.8	159,389.1	221.1	412.6	383.3	165,120.9
Securities purchased under resale agreements	-	3,700.0	-	-	-	3,700.0
Investments	11,764.5	18,989.8	5,974.1	82,183.0	8,922.7	127,834.1
Loans	192,501.6	101,196.2	9,074.9	173,714.1	-	476,486.8
Customers' liability under acceptances	-	611.5	-	-	-	611.5
Deposits	263,897.1	362,772.4	31,317.4	6,544.8	-	664,531.7
Interbank and money market items (liabilities)	2,591.7	5,117.6	6,113.3	-	-	13,822.6
Borrowings	-	-	-	28,780.5	19,967.1	48,747.6
Bank's liability under acceptances	-	611.5	-	-	-	611.5

(Million Baht)

	The Bank					
	June 30, 2002					
	At call	Less than 6 months	6 months to 1 Year	Over 1 Year	No Maturity	Total
Cash	-	-	-	-	10,413.7	10,413.7
Interbank and money market items (assets)	5,495.1	144,395.7	9,507.0	145.5	217.3	159,760.6
Securities purchased under resale agreements	-	17,200.0	-	-	-	17,200.0
Investments	84.7	13,496.3	17,680.2	81,326.9	15,580.7	128,168.8
Loans	164,351.0	137,067.7	4,816.8	152,504.3	-	458,739.8
Customers' liability under acceptances	-	607.6	-	-	-	607.6
Deposits	292,245.1	350,364.3	26,209.5	10,548.2	-	679,367.1
Interbank and money market items (liabilities)	3,078.8	6,595.1	3.7	-	-	9,677.6
Securities sold under repurchase agreements	-	10.0	-	-	-	10.0
Borrowings	-	-	-	28,252.7	19,967.1	48,219.8
Bank's liability under acceptances	-	607.6	-	-	-	607.6

(Million Baht)

The Bank

December 31, 2001

	At call	Less than 6 months	6 months to 1 Year	Over 1 Year	No Maturity	Total
Cash	-	-	-	-	12,142.4	12,142.4
Interbank and money market items (assets)	4,600.5	158,994.3	221.1	412.6	383.3	164,611.8
Securities purchased under resale agreements	-	3,700.0	-	-	-	3,700.0
Investments	655.2	18,783.6	5,555.1	75,421.2	15,371.4	115,786.5
Loans	161,795.2	135,036.2	7,895.1	161,413.5	-	466,140.0
Customers' liability under acceptances	-	611.5	-	-	-	611.5
Deposits	264,210.9	362,772.4	31,317.4	6,544.8	-	664,845.5
Interbank and money market items (liabilities)	2,600.4	5,117.6	6,113.3	-	-	13,831.3
Borrowings	-	-	-	28,780.5	19,967.1	48,747.6
Bank's liability under acceptances	-	611.5	-	-	-	611.5

Fair value

Fair value is the estimated value that the Bank and its subsidiaries could receive from selling their financial assets or the estimated cost of redeeming their financial liabilities. Fair values are based on market value or estimated values derived from using general market principles of calculation.

The following is a summary of carrying amounts and estimated fair values of financial assets and liabilities as at June 30, 2002 and December 31, 2001.

(Million Baht)

	Consolidated			
	June 30, 2002		December 31, 2001	
	Carrying Amount	Fair value	Carrying amount	Fair value
Financial Assets				
Cash	10,413.8	10,413.8	12,142.5	12,142.5
Interbank and money market items - net	159,829.7	159,829.7	165,104.9	165,104.9
Securities purchased under resale agreements	17,200.0	17,200.0	3,700.0	3,700.0
Investments - net	134,363.1	135,306.7	123,100.7	124,299.1
Loans and accrued interest receivables - net	416,915.2	416,915.2	425,452.3	425,452.3
Customers' liability under acceptances	607.6	607.6	611.5	611.5
Financial Liabilities				
Deposits	678,859.8	678,859.8	664,531.7	664,531.7
Interbank and money market items	9,673.7	9,673.7	13,822.6	13,822.6
Liabilities payable on demand	2,681.9	2,681.9	3,455.5	3,455.5
Securities sold under repurchase agreements	10.0	10.0	-	-
Borrowings	48,219.8	49,191.5	48,747.6	48,391.0
Bank's liability under acceptances	607.6	607.6	611.5	611.5
Accrued interest payable	3,553.7	3,553.7	3,685.2	3,685.2

(Million Baht)

	The Bank			
	June 30, 2002		December 31, 2001	
	Carrying Amount	Fair value	Carrying Amount	Fair value
Financial Assets				
Cash	10,413.7	10,413.7	12,142.4	12,142.4
Interbank and money market items – net	159,693.9	159,693.9	164,595.8	164,595.8
Securities purchased under resale agreements	17,200.0	17,200.0	3,700.0	3,700.0
Investments – net	125,892.4	126,834.8	113,465.3	114,663.6
Loans and accrued interest receivables - net	429,902.7	429,902.7	439,542.6	439,542.6
Customers' liability under acceptances	607.6	607.6	611.5	611.5
Financial Liabilities				
Deposits	679,367.1	679,367.1	664,845.5	664,845.5
Interbank and money market items	9,677.6	9,677.6	13,831.3	13,831.3
Liabilities payable on demand	2,681.9	2,681.9	3,455.5	3,455.5
Securities sold under repurchase agreements	10.0	10.0	-	-
Borrowings	48,219.8	49,191.5	48,747.6	48,391.0
Bank's liability under acceptances	607.6	607.6	611.5	611.5
Accrued interest payable	3,553.7	3,553.7	3,685.2	3,685.2

The following methods and assumptions were used by the Bank in estimating fair values of financial assets and liabilities as disclosed herein:

The fair values of cash, interbank and money market items (assets and liabilities), securities purchased under resale agreements, customers' liability under acceptances, liabilities payable on demand, securities sold under repurchase agreements, bank's liability under acceptances and accrued interest payables are stated at their carrying values at the reporting date.

The fair values of held-for-trading investments, available-for-sale investments and held-to-maturity investments are stated according to the Bank's policy mentioned in Note 3.4.

The fair value of general investments are stated at cost, net of allowance for their impairment.

The fair values of loans and accrued interest receivables are based on the carrying values of loans and accrued interest receivables, net of allowance for doubtful accounts, and since most loans are floating rate ones.

The carrying values of deposits are usually approximate fair values, except for negotiable certificates of deposit (NCD) for which fair value is calculated by using the expected yield of borrowings.

The fair values of borrowings are estimated by using market values.

Derivatives

The Bank enters into derivative transactions for the following main reasons:

1. Hedging of the Bank's exposure to financial risks.

   Hedgings activities are designed to reduce or eliminate exchange rate and/or interest rate risk related to the Bank's financial assets, liabilities, contingent accounts or expected transactions in the future.

   The derivatives under this purpose are Forward Exchange Contracts, Cross Currency Swaps and Interest Rate Swaps.

   The Bank controls credit risk on derivatives transaction by using procedures similar to those used when granting general loans.

2. Hedging of the customer's exposure to financial risks.

   At the request of a customer, the Bank will enter into certain derivative contracts in order for customers to hedge financial risk. The Bank uses appropriate hedging tools to gain from price differences or net market price changes.

   The derivatives under this purpose are Forward Exchange Contracts, Cross Currency Swaps and Interest Rate Swaps.

   The market risk of derivative transactions for hedging the customer's exposure is comprises exchange rate risk and interest rate risk. To minimize risks, the Bank's policy is to conduct full-amount hedges with customers or counter parties. The Bank controls credit risk and liquidity risk by using procedures to those used when granting general loans.

3. Trading Purposes

   The objective of derivatives for trading purposes is to gain from price movement in the short-term market.

   The derivatives under this purpose are Forward Exchange Contracts, Cross Currency Swaps and Interest Rate Swaps.

   The Bank controls credit risk and liquidity risk by using procedures to those used when granting general loans.

Derivatives are as follows:

(Million Baht)

	Consolidated and The Bank			
	June 30, 2002			
	Notional Amount			
	Less than 1 year	More than 1 year	Total	Fair Value
Forward Exchange Contracts	272,888.5	3,483.3	276,371.8	5,658.7
Cross Currency Swaps	-	545.0	545.0	6.4
Interest Rate Swaps	8,311.6	7,551.0	15,862.6	(13.6)
Total	281,200.1	11,579.3	292,779.4	5,651.5

(Million Baht)

	Consolidated and The Bank			
	December 31, 2001			
	Notional Amount			
	Less than 1 year	More than 1 year	Total	Fair Value
Forward Exchange Contracts	222,823.5	306.8	223,130.3	708.5
Cross Currency Swaps	4,828.1	1,763.1	6,591.2	977.0
Interest Rate Swaps	794.3	2,084.0	2,878.3	26.9
Total	228,445.9	4,153.9	232,599.8	1,712.4

4.33 Reclassification of Accounts

Certain accounts in the financial statements for the three-month and the six-month periods ended June 30, 2001 have been reclassified to conform with the presentation in the financial statements for the three-month and the six-month periods ended June 30, 2002.